# TRANSPORT AMERICA

## 2004 Annual Report





# ON THE MOVE

### • Strengthened Financials

Transport America continued its commitment to using cash flow as a tool for debt reduction, reducing the Company's total outstanding debt at year-end 2004 to $49.1 million, compared to $54.9 million the previous year. This represents the fifth consecutive year of debt reduction for Transport America. This ongoing effort, combined with the late 2003 restructuring of the lease arrangement on our headquarters facility, has resulted in the reduction of nearly $110 million in outstanding debt and other obligations since March 2000.

In addition to last year's debt reduction, we also repurchased 626,000 shares of our common stock at a cost of $4.5 million during 2004.

### • Reduced Operating Ratio

One of Transport America's primary goals over the last two years has been a reduction in its operating ratio. With sustained focus on that goal, we have continued to make steady improvement. Our fourth quarter 2004 operating ratio was 96.0 percent, compared to 97.7 percent for the same period in 2003 and 101.2 percent for the same period in 2002.

### • Hours-of-Service Challenge

One of the biggest challenges our industry faced in 2004 was the revised hours-of-service regulations enacted early in the year by the U.S. Department of Transportation's Federal Motor Carrier Safety Administration. These new regulations, under which freight-detention and layover time are counted toward driving hours, had major implications for driver productivity and costs. Transport America was extremely proactive in its response to this challenge. We negotiated new contracts with all customers in early 2004. We also utilized our superior technology to accurately track and bill all extra charges incurred by the change in regulations, ensuring that our drivers were not negatively impacted.



### • Higher Rates

High demand for freight services, combined with limited capacity, created a favorable rate climate in 2004, and Transport America capitalized on that by obtaining rate increases in order to offset the inflationary pressures of increased driver wages, increased insurance and workers' compensation costs and other cost increases. Our fourth-quarter exit rates in 2004 were 6.0 percent higher than during the fourth quarter the previous year.

## CHALLENGES

Despite our successes in 2004, Transport America also faced several major challenges. The shortage of qualified drivers continues to be an issue for Transport America as it is for the industry. During the year, we experienced a reduction in our seated capacity, from 1,705 seated tractors in 2003 to 1,529 in 2004. This reduction is primarily due to the loss of owner/operators, an industry-wide issue but a particularly challenging one for Transport America because of our higher percentage of owner/operators.

Accidents and related costs also continue to be a challenging area for Transport America. Although we still maintain one of the best safety records in the industry, we experienced an unfortunate increase in accident costs and frequency in 2004, primarily due to several serious accidents. The increased frequency was driven by an increase in student drivers and less-seasoned drivers. We are committed to reducing our accident frequency in the coming year, and we have implemented several new policies and practices aimed at reducing accidents and improving safety.

## LOOKING AHEAD

As we continue our momentum into 2005, we will continue to focus on our three strategic priorities: profitable revenue growth, operational excellence and organizational excellence:

We will improve our seated capacity by increasing the size of our recruiting staff, adding recruiting incentives to attract new drivers, and reorganizing our recruiting effort into areas of specialization, targeting different driver populations: professional drivers, students and owner/operators. We recently kicked off a new "We Care" campaign, aimed at recruiting and positioning Transport America as a preferred employer for drivers. We also will seek to attract more owner/operators by implementing a lease-to-own program that we believe will be a strong enticement.

We remain committed to reducing accident frequency, particularly the number of serious, costly accidents, and improving our safety procedures overall. To this end, we recently implemented a longer, more comprehensive orientation program for less-experienced drivers, increasing the length of the program from four days in 2004 to 10 days in 2005. The program is new but already it appears to be having a positive impact on safety.

Finally, we will continue to hone our network strategy, refining our systems internally to further increase lane density and asset utilization.

In summary, we are pleased by the progress we made in 2004. We have improved our business significantly over the past three years, and our commitment to continue that effort has accelerated, not diminished. We are confident we will be able to carry the momentum forward throughout 2005.

**Michael J. Paxton**
Chairman, President and Chief Executive Officer


TRANSPORT
AMERICA
53'

# TO OUR SHAREHOLDERS

Re-engineering a business is a long-term process, requiring continued scrutiny and retooling along the way. Success can be measured many ways, but the most important indicators are those that demonstrate sustained momentum and steady progress over the long haul.

For Transport America, 2004 was a year of continued, steady progress on our core business fundamentals. We accomplished significant improvements in several key areas, despite the ongoing challenges faced by our industry. These improvements demonstrate that Transport America is a company on the move and one that is well-positioned to continue its momentum forward.

While Transport America's 2004 fiscal year revenue of $258.4 million was comparable to our 2003 revenue of $258.9 million, other important indicators, such as operating ratio, revenue per tractor per day and miles per tractor per day all improved significantly during the year. These accomplishments and our continued progress on other fundamentals are the direct result of our ongoing focus on network density and balance.

Earnings before cumulative effect of changes in accounting principle were $2.0 million, or $0.30 per diluted share, in 2004, compared with $74,000, or $0.01 per diluted share, before cumulative effect of changes in accounting principle, in 2003. Net income for the year was $2.0 million, or $0.30 per share, compared to a net loss of $1.1 million, or $0.15 per share, in 2003.

## KEY ACCOMPLISHMENTS

Several significant achievements resulted from Transport America's continued focus on three strategic priorities: Profitable Growth, Operational Excellence and Organizational Excellence:

### • Greater Asset Utilization

Our continued focus on building network density and eliminating unprofitable lanes allowed us to make major inroads toward improving our asset utilization during the year. The percentage of our fleet carrying dedicated freight (including paid empty miles) more than doubled, from 7 percent in 2003 to 15 percent in 2004. Miles per seated tractor per day increased from 449 in 2003 to 455 in 2004. Revenue per available tractor per week (excluding fuel surcharges) also increased, from $2,726 in 2003 to $2,880 in 2004. And deadhead, or empty miles, has remained in the single digits over the past two years (adjusted for paid empty miles).

We also responded proactively to the ongoing industry challenge posed by the tight driver market by finding other ways to maximize our freight capacity. In 2004, Transport America increased its use of intermodal logistics, relying on new partnerships we have developed with several major railroad carriers.

### • Productivity, Operational Improvements

Transport America continued its emphasis on increasing back-office productivity throughout 2004. Our 2003 cost-reduction initiative, the Nickel Challenge, has now been institutionalized as the TA Challenge, a program that challenges the organization at all levels to identify and implement programs that will reduce ongoing costs by $2.5 million in 2005. After reducing costs by $10 million in 2003, we set an ambitious target for 2004 to reduce costs by another $5 million. We exceeded that goal, implementing programs that are expected to result in cost reductions of $5.3 million.

One significant operational improvement was the implementation of a new owner/operator maintenance program, introduced in 2003 and 2004 at seven terminals. Formerly cost centers, our support centers are now revenue contributors providing maintenance to owner/operators as well as Company-owned trucks. The response from owner/operators has been extremely positive, and approximately 25 percent are regularly taking advantage of this new service.

We continued to reap the benefits of our new preventive maintenance program, powered by our industry-leading software. The program was implemented mid-year in 2003, and in 2004 we were able to experience a full year of benefits. We also are assessing ways to improve fuel efficiency, including installation of new heaters in trucks to provide drivers with an alternative heat source that reduces idling.

As a result of these efforts, our revenue per non-driver employee, a key measure of administrative productivity, increased to $642,000 for 2004, compared to $628,000 in 2003.


Revenue per Non-Driver Employee
$549,142
$555,380
$592,577
$628,299
$642,206


Outstanding Debt and Other Obligations(1)
$131,519
$105,451
$82,483
$54,920
$49,117


Revenue per Tractor per Week(2)
$2,633
$2,568
$2,714
$2,726
$2,880

(1) Includes $13 million synthetic lease obligation in 2000, 2001, 2002
(2) Excludes fuel-surcharge revenue

## OUR MISSION

Transport America is committed to becoming the most successful provider of the highest quality transportation and logistic services in North America. Our success will be measured by our ability to make all of our customers successful. For those who trust us with their products, we will supply services that surpass their expectations and those of their customers. For those who perform the work, we will provide a work environment that exceeds their needs and those of their families. For those who invest their future in us, we will strive to maintain a superior level of financial performance and strength.

## FINANCIAL HIGHLIGHTS

| Years ended December 31, | **2004** | **2003** | **2002** |
|---|---|---|---|
| *In thousands, except for share, per share amounts and operating data* | | | |
| Operating revenues | 258,408 | 258,859 | 273,227 |
| Operating income (loss) | 6,466 | 4,360 | (920) |
| Net earnings (loss) | 2,037 | (1,079) | (20,350) |
| Earnings (loss) per share - diluted (before cumulative effect of change in accounting principle) | 0.30 | 0.01 | (0.50) |
| Earnings (loss) per share - diluted | 0.30 | (0.15) | (2.81) |
| Shares outstanding, at end of period | 6,527,392 | 7,141,730 | 7,219,831 |
| Book value per share | 8.62 | 8.22 | 8.34 |
| Operating ratio | 97.5% | 98.3% | 100.3% |
| Total assets | 161,078 | 165,268 | 181,875 |
| Total debt and capital lease obligations | 49,117 | 54,920 | 69,483 |
| Stockholders' equity | 56,271 | 58,701 | 60,222 |
| Debt-to-equity ratio | 0.87 | 0.94 | 1.20 |
| Tractors at end of period, Company-owned | 1,003 | 1,000 | 1,057 |
| Tractors at end of period, independent contractors | 551 | 713 | 836 |
| Trailers at end of period | 4,897 | 4,974 | 5,436 |

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2004**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number : 0-24908**

# TRANSPORT CORPORATION OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Minnesota** | **41-1386925** |
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**1715 Yankee Doodle Road**
**Eagan, Minnesota 55121**
(Address of principal executive offices)



**Registrant's telephone number, including area code: (651) 686-2500**

**Securities registered pursuant to Section 12(b) of the Act: None**

**Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value**
**Preferred Stock Purchase Rights**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $32,957,116.

As of February 28, 2005, the Company had outstanding 6,554,528 shares of Common Stock, $.01 par value.

Documents Incorporated by Reference: Portions of Transport Corporation of America, Inc.'s Proxy Statement for the Annual Meeting of Stockholders to be held May 25, 2005 are incorporated by reference into Part III of this Form 10-K to the extent described in such part.

# PART I

## Item 1. BUSINESS

### Overview

Transport Corporation of America, Inc. (the "Company" or "Transport America") provides a wide range of truckload carriage and logistics services in various lengths of haul in the United States and parts of Canada. The Company has designed its business to provide high-quality, customized transportation and logistics services that allow it to be a preferred partner or core carrier to major shippers. The Company serves as an integral part of the distribution system of many of its major customers. The principal categories of freight hauled by the Company are department-store merchandise, home and office furniture, grocery, industrial, consumer, paper products, and expedited services. The Company was incorporated under Minnesota law in 1980 and commenced substantial operations in 1984.

The Company's customers require time-definite pickup and delivery to support just-in-time inventory management, specialized equipment, such as temperature-controlled trailers, trailers designed to support decking, multi-stop loading and unloading, and sophisticated electronic transaction capabilities to automate the exchange of order, load, and billing data. The Company also provides logistics services by arranging transportation for customers with other third-party transportation providers. To support these complex customer requirements and deliver logistics services cost-effectively, Transport America has developed a sophisticated information management system which it believes makes it a technological leader in the industry.

The Company carries out its business strategy by assigning an experienced marketing representative to each customer to tailor its services, and by providing a wide range of transportation services, including line-haul, multi-stop capability, regional and local operations, van trailers with and without refrigeration or temperature control, time-definite pickup and delivery, satellite-monitored transit, and information technology services. The Company also places operations personnel on-site at certain of its customers' facilities to enhance its services. As part of its mission to serve the transportation and logistics needs of its mostly Fortune 500 customers, Transport America also provides dedicated transportation and logistic services.

### Customer Focus and Services

The Company has designed its business to be a core carrier or preferred partner to major shippers by providing high-quality, tailored transportation and logistics services. The Company serves as an integral part of the distribution system of many of its major customers. The principal categories of freight hauled by the Company are department-store merchandise, home and office furniture, grocery, industrial, consumer, paper products, and expedited services.

During 2004, the Company's largest 5, 10, and 25 customers accounted for approximately 33%, 52%, and 74%, respectively, of operating revenues.

*Marketing.* The Company's marketing personnel seek to strengthen Transport America's relationships with existing customers and to identify and establish new customer relationships by promoting the Company's technological capabilities, taking advantage of the trend among shippers toward just-in-time inventory management, private fleet conversions, outsourcing of transportation requirements, and utilization of core carriers. The Company employs a marketing force located throughout its primary business areas. Senior management is also actively involved in marketing, logistics planning, and customer relations, particularly with large national customers.

*Support Centers.* In 2004, the Company utilized seven strategically located "full-service" support centers and an additional seven "limited-service" support centers to provide an added level of customer service and support. These facilities are located in close proximity to major population centers or customer locations, thereby enabling the Company to provide a large amount of equipment, and local customer-service representatives to work directly with customers on a day-to-day basis. The Company believes that these support centers allow it to maintain closer relationships with its driver workforce through on-site driver amenities and interactions with service-center personnel.

*Time-Definite Service.* In each of its markets, the Company seeks to provide 100% on-time pickup and delivery, expedited time-in-transit, logistical planning to coordinate and deliver freight within time-definite parameters, and advanced information capabilities that provide value to customers. Time-definite transportation requires pick-ups and deliveries to be performed within narrowly defined time frames. Time-definite services are particularly important to the Company's customers who operate just-in-time manufacturing, distribution, and retail inventory systems. The Company employs personnel at certain of its customers' facilities to meet critical customer transportation and logistics needs.

**Human Resources**

Transport America's human resources are an important element of its customer-focused business strategy. Employee drivers, independent contractors, and non-driver employees regularly interact with customers and are ultimately responsible for customer satisfaction. In order for the Company to grow and continue to be positioned as a quality carrier of choice for existing and new customers, the Company regularly evaluates changes to the driver's work environment that will improve driver satisfaction and retention. The Company continues to emphasize competitive pay packages, quality at-home time, technology that enhances the driver's experience, and "driver friendly" freight as the principal means to attract and retain its driver workforce.

*Independent Contractors.* The Company believes that a fleet of both employee drivers and independent contractors is essential if the Company is to continue its growth. Independent contractors provide their own tractors, generally have a lower turnover rate than the Company has experienced with employee drivers, and have a strong emphasis on safety.

The Company enters into operating agreements with its independent contractors, pursuant to which its independent contractors agree to furnish a tractor and driver to transport, load and unload goods on behalf of the Company. These agreements typically have terms of one year and provide for the payment to independent contractors of fixed compensation for total loaded and empty miles, as well as for performing other ancillary services. Independent contractors must pay all of their operating expenses and must meet Department of Transportation ("DOT") regulatory requirements, as well as safety and other standards established by the Company. The Company has implemented an incentive program to encourage safe driving and good customer service habits.

The Company has also implemented a lease-to-own program utilizing a limited number of tractors to attract and retain owner-operators. This program allows an owner-operator to lease tractors previously owned by the Company for a small down payment combined with a per-mile fee for rental and maintenance of the equipment. Ownership of the unit is transferred at the end of the lease term.

*Driver Work Environment.* The market for professional truck drivers and independent contractors tightened significantly during 2003 and has remained tight throughout 2004. The Company has implemented several programs to boost its recruiting efforts and increase the seated fleet percentage.

The Company believes that the type of freight it typically handles is a significant factor in retention of employee drivers and independent contractors. Consequently, the Company focuses much of its marketing efforts on customers with freight that is "driver-friendly" in that it requires minimal loading or unloading by drivers and customer employees.

The Company utilizes late-model, reliable equipment including standard features such as sleeper bunks, large cabins, air-ride suspensions, and anti-lock brakes. The Company also provides satellite communications technology that enables drivers to receive load-related information, directions, pay information, fueling recommendations, e-mail access, and family emergency information. The Company's service centers are strategically located to provide services for the driver, such as showers, laundry facilities, break rooms, fuel, tractor and trailer maintenance, and in-person assistance from service center personnel.

*Compensation and Benefits.* The Company's compensation and benefits package has been structured to compensate drivers on the basis of miles driven and ancillary services performed, with increases in base compensation commensurate with length of service. Employee driver benefits include paid vacation days, health insurance, and a Company-funded 401(k) retirement plan. Performance bonuses are paid based upon on-time performance, accident-free driving experience, and a lack of workers' compensation incidents. The Company believes its compensation and benefits packages for employee drivers and independent contractors continue to rank in the upper quartile in the truckload industry.

*Recruiting and Training.* The Company's employee drivers are hired, and independent contractors are approved, in accordance with specific Company guidelines relating to safety records, prior work history, personal evaluation, accident and driving record verification, drug and alcohol screening, and a physical examination. The Company has operated a training school since 2000 as a means of enhancing its recruiting efforts and tailoring driver skills to match its specific needs. The school initially enabled persons new to the transportation industry to obtain a commercial driver's license ("CDL") and to complete an extensive training program before being assigned their own truck; however, in 2003, the Company discontinued the CDL licensing program and instead hires students who already have a CDL. The Company's orientation and training seminar for all new employee and independent contractor drivers includes a review of all Company policies and operating requirements, written and road driving tests, defensive driving and safety skills, DOT compliance requirements, and the employee driver's and independent contractor's role in providing safe and efficient value-added service to customers. The Company also conducts driver meetings, publishes a newsletter, and conducts specific professional development training, including training to become an over-the-road driver instructor.

*Driver and Independent Contractor Supervision.* The Company assigns each employee driver and independent contractor to a specific fleet manager. The fleet manager's role is to be the primary support resource for the employee driver or independent contractor. The fleet manager also communicates the work assignments and coordinates driver pay matters using satellite technology, schedules time off, reviews performance, provides day-to-day training, arranges required safety inspections, reviews performance, and is accountable for the retention and productivity of the assigned employee drivers and independent contractors.

As of December 31, 2004, the Company employed 963 student and professional employee drivers, 101 mechanics, 306 persons in operations, marketing, training, and administration, and had agreements with independent contractors who provided 551 tractors. The Company's employees are not represented by any collective bargaining units, and the Company considers relations with its employees and independent contractors to be good.

**Technology**

The Company has developed an integrated and highly sophisticated, client/server computer information system. This system integrates operations with the principal back-office functions of safety, maintenance, driver and independent contractor settlement, fuel, billing, and accounting. The system also includes satellite-based communications with the fleet. This system provides information directly to and from the Company, its customers, and drivers to assist in managing a complex information environment. The Company believes that technology is a cost-effective way to manage its complex operations while improving services to its customers. The Company expects to continue to employ technology solutions that enhance customer service, improve driver services, and that will enable it to realize other processing efficiencies.

*Operations and Communications.* The Company utilizes information systems and satellite-based communications to process orders, optimize scheduling, dispatch loads, and monitor loads in transit. Load planners, with the benefit of optimization software, match customer orders daily with driver availability. Once the most appropriate load assignment decision is made, based on computer-monitored load factors, the load information is sent directly to the driver through the satellite network. The satellite system simplifies locating of equipment and permits timely and efficient communication of critical operating data such as shipment orders, loading instructions, routing, fuel, taxes paid and mileage operated, payroll, safety, traffic, and maintenance information.

*Electronic Data Interchange ("EDI").* The Company's system enables full electronic data interchange of load tendering, shipment status, freight billing, and payment. This system provides significant operating advantages to the Company and its customers, including real-time information flow, reduction or elimination of paperwork, error-free transcription, and reductions in clerical personnel. EDI allows the Company to exchange data with its customers in a variety of formats, depending on the individual customer's capabilities, which significantly enhances quality control, customer service, and efficiency. A significant portion of the Company's revenues is currently processed through EDI.

*Internet Access.* The Company provides its customers with on-line access to certain load-status information as well as the ability to retrieve document images related to customer shipments. The Company's Web site (www.transportamerica.com) also provides access to other information for the benefit of customers, drivers, potential employees and investors. Depending upon customer needs, technological capabilities, and internal resources, the Company expects to continue to expand its use of the Internet and e-commerce. The contents of the Company's website are not incorporated by reference into this Annual Report.

### Revenue Equipment

The Company operates a modern fleet of tractors and trailers. Tractors are typically replaced every 48 to 60 months, based on factors such as age and condition, current interest rates, the market for used equipment, and improvements in technology and fuel efficiency. The average age of the Company-operated tractors at December 31, 2004 was approximately 25 months.

The Company has available a variety of trailers to meet customer requirements. At December 31, 2004, these included 4,756 dry vans, many of which are equipped with heaters, and 141 refrigerated vans. The trailer-to-tractor ratio of 3.1 allows the Company to provide its high-volume customers with extra trailers to accommodate loading and unloading, and to improve driver and asset utilization. Depending on market conditions, the Company generally replaces trailers after seven to ten years of service. The average age of in-service trailers at December 31, 2004, was approximately 71 months.

The following table shows the model years of the Company tractors and trailers as of December 31, 2004:

| Model Year | Tractors | Trailers |
|---|---|---|
| 2005 | 110 | 500 |
| 2004 | 290 | — |
| 2003 | 248 | — |
| 2002 | 253 | — |
| 2001 | 14 | 13 |
| 2000 | 56 | 1,000 |
| 1999 | 2 | 1,457 |
| 1998 | 29 | 985 |
| 1997 | 1 | 547 |
| 1996 | — | 361 |
| 1995 and prior | — | 34 |
| Total Company | 1,003 | 4,897 |
| Independent Contractor | 551 | — |
| Total available | 1,554 | 4,897 |

### Competition

The truckload transportation business is extremely competitive and fragmented. The Company competes primarily with other truckload carriers, particularly those in the high service end of the truckload market. The Company also competes with alternative forms of transportation, such as rail, intermodal, and airfreight, particularly in the longer haul segments of its business. Competition in the truckload industry has created pressure on the industry's pricing structure. Generally, competition for the freight transported by the Company is based on service, equipment availability, trailer type, efficiency, freight rates, and technological capabilities. There are a number of competitors that have substantially greater financial resources, operate more equipment, and transport more freight than the Company.

### Executive Officers

The executive officers of Transport America are as follows:

| Name and Age | Position with Transport America |
|---|---|
| Michael J. Paxton (58) | Chairman of the Board since July 2002, and President and Chief Executive Officer of Transport America since November 2001. Mr. Paxton has served on the Board of Directors of Transport America since 1995. Mr. Paxton previously served as President and CEO of the Sunbeam Health and Safety Company (manufacturer of home safety and health products, a subsidiary of Sunbeam Corporation) from September 1998 to November 2001. Prior to that, he served as Chairman, President and CEO of O —Cedar Brands, Inc. (a household cleaning products company) from January 1996 to September 1998. |
| Keith R. Klein (41) | Chief Financial Officer of Transport America since July 1999, and Chief Information Officer since March 2001. From 1997 to July 1999, Mr. Klein was founder and owner of a financial consulting firm. From 1990 to 1997, he served in various positions at Deluxe Corporation, most recently as Vice President and Corporate Controller. |
| Craig A. Coyan (55) | Vice President of Sales and Marketing since July 2003. Prior to joining Transport America, Mr. Coyan served as Vice President of Sales—Southeast and Mexico, for Swift Transportation, Phoenix, AZ. Mr. Coyan began his transportation career in 1979 with Midwestern Distribution, and spent 16 years with M.S. Carriers in Memphis, TN, until the merger of Swift Transportation and M.S. Carriers in 2001. |
| Ronald C. Kipp (58) | Vice President of Operations since October 2002. For 24 years from 1978 to 2002, Mr. Kipp served in various operations and sales positions with Schneider National, Inc. including most recently as Director of Business Development for a major business account from 2001 to 2002, and as Vice President of Sales for Schneider Specialized Carriers, Inc. from 1999 to 2001. |
| Peggy C. Farra (48) | Vice President, Driver Recruitment and Safety since February 2005. Ms. Farra has held a variety of roles with Transport America over the past 10 years, most recently serving as Corporate Treasurer. Prior to joining Transport America, Ms. Farra spent 15 years practicing public accounting with KPMG and various other public accounting firms. |

### Available Information

The Company's web site address is www.transportamerica.com. The Company has available on its web site annual reports on Form 10—K, quarterly reports on Form 10–Q, current reports on Form 8–K and amendments to those reports as soon as reasonably practical after it electronically files such materials with, or furnishes it to, the SEC. The Company's Code of Conduct, as well as any waivers from and amendments to the Code, are also posted on the Company's web site. The contents of the Company's web site are not incorporated by reference into this Annual Report on Form 10-K.

## Item 2. PROPERTIES

The following chart provides information concerning the Company's service centers and other facilities:

| Support Centers and Other Facilities | Owned Or Leased | Acreage | Square Footage |
|---|---|---|---|
| "Full Service" Support Centers | | | |
| Atlanta, Georgia | Owned | 16.2 | 14,860 |
| Eagan, Minnesota (Terminal Drive) | Owned | 14.9 | 17,500 |
| Janesville, Wisconsin | Owned | 13.6 | 16,700 |
| Kansas City, Missouri | Owned | 10.0 | 14,862 |
| Mechanicsburg, Pennsylvania | Leased | 4.5 | 8,500 |
| North Jackson, Ohio | Owned | 8.1 | 11,230 |
| North Liberty, Iowa | Owned | 13.0 | 15,150 |
| "Limited Service" Support Centers | | | |
| Clarksville, Indiana | Leased | 4.0 | 900 |
| Fontana, California | Leased | 3.5 | 1,800 |
| Garland, Texas | Owned | 9.2 | 32,000 |
| Grand Rapids, Minnesota | Leased | 0.2 | 140 |
| Grove City, Ohio | Leased | 4.7 | 10,200 |
| Laredo, Texas | Leased | 0.9 | 700 |
| Spirit Lake, Iowa | Leased | * | 6,000 |
| Other Facilities | | | |
| Eagan, Minnesota (1715 Yankee Doodle Road) ** | Leased | 8.3 | 70,707 |
| Scottsburg, Indiana**** | Leased | 6.0 | 14,073 |

* Office facility.

** Headquarters Facility.

*** Training Center.

As of December 31, 2004, the Company's rental payments for its leased facilities range from approximately $625 to $86,000 per month. The Company does not anticipate any difficulties renewing or continuing these leases.

In addition to the properties listed above, Transport America leases parking and drop lot space at various locations.

## Item 3. LEGAL PROCEEDINGS

The Company is routinely a party to litigation incidental to its business, primarily involving claims for workers' compensation or for personal injury and property damage incurred in the transportation of freight. The Company maintains insurance, which covers liability amounts in excess of retained liabilities from personal injury and property damage claims. The Company currently carries a total of $30 million liability insurance coverage per incident.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

*Price Range of Common Stock.* The Company's Common Stock is traded on the Nasdaq National Market under the symbol "TCAM". The following table sets forth the high and low closing prices for the Company's Common Stock, as reported by Nasdaq, for the periods indicated:

| Period | High | Low |
|---|---|---|
| 2004: | | |
| 1st Quarter | $7.78 | $7.06 |
| 2nd Quarter | 7.88 | 7.00 |
| 3rd Quarter | 7.95 | 7.67 |
| 4th Quarter | 8.49 | 7.54 |
| 2003: | | |
| 1st Quarter | $5.58 | $5.00 |
| 2nd Quarter | 6.19 | 5.00 |
| 3rd Quarter | 6.23 | 5.53 |
| 4th Quarter | 7.75 | 6.15 |

*Stockholders.* As of February 28, 2005, the Company had 415 stockholders of record, including Depository Trust Company, which held of record 6,393,102 shares.

*Dividends.* The Company has never paid any cash dividends on its Common Stock and does not intend to pay cash dividends for the foreseeable future. Any future decision as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial position, cash requirements, certain corporate law restrictions, restrictions under loan agreements and such other factors as the Board of Directors deems relevant.

*Purchases of Company Equity Securities.* During the fourth quarter of 2004, the Company did not purchase any of its equity securities.

## Item 6. SELECTED FINANCIAL DATA

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (In thousands, except share, per share and operating data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Operating revenues | $258,408 | $258,859 | $273,227 | $274,589 | $290,611 |
| Operating expenses: | | | | | |
| Salaries, wages and benefits | 76,129 | 71,080 | 80,289 | 82,337 | 83,868 |
| Fuel, maintenance and other expenses | 42,909 | 38,933 | 38,903 | 40,657 | 42,725 |
| Purchased transportation | 79,144 | 91,516 | 91,706 | 86,791 | 91,724 |
| Revenue equipment leases | 1,266 | 1,069 | 841 | 86 | 232 |
| Depreciation and amortization | 23,757 | 25,104 | 27,474 | 30,039 | 29,237 |
| Insurance, claims and damage | 12,496 | 12,287 | 13,615 | 9,989 | 8,051 |
| Taxes and licenses | 4,604 | 4,556 | 4,986 | 5,222 | 4,989 |
| Communications | 1,788 | 2,194 | 2,576 | 2,718 | 3,336 |
| Other general and administrative expenses | 9,824 | 9,611 | 9,052 | 9,469 | 10,665 |
| Impairment of revenue equipment | — | (549) | 4,741 | — | — |
| Loss (gain) on sale of property and equipment | 25 | (1,302) | (36) | 318 | (712) |
| Total operating expenses | 251,942 | 254,499 | 274,147 | 267,626 | 274,115 |
| Operating income (loss) | 6,466 | 4,360 | (920) | 6,963 | 16,496 |
| Interest expense, net | 3,115 | 4,123 | 5,447 | 7,272 | 8,836 |
| Earnings (loss) before income taxes and cumulative effects of changes in accounting principle | 3,351 | 237 | (6,367) | (309) | 7,660 |
| Provision (benefit) for income taxes | 1,314 | 163 | (2,711) | 43 | 2,987 |
| Earnings (loss) before cumulative effect of changes in accounting principle | 2,037 | 74 | (3,656) | (352) | 4,673 |
| Cumulative effect of changes in accounting principle, net of tax effects | — | (1,153) | (16,694) | — | — |
| Net earnings (loss) | $ 2,037 | ($ 1,079) | ($ 20,350) | ($ 352) | $ 4,673 |
| **Earnings (loss) per share — basic** | | | | | |
| Before cumulative effect of changes in accounting principle, net of tax effects | $ 0.30 | $ 0.01 | $ (0.50) | $ (0.05) | $ 0.56 |
| Net earnings (loss) per share — basic | $ 0.30 | $ (0.15) | $ (2.81) | $ (0.05) | $ 0.56 |
| **Earnings (loss) per share — diluted** | | | | | |
| Before cumulative effect of changes in accounting principle, net of tax effects | $ 0.30 | $ 0.01 | $ (0.50) | $ (0.05) | $ 0.46 |
| Net earnings (loss) per share — diluted | $ 0.30 | $ (0.15) | $ (2.81) | $ (0.05) | $ 0.46 |
| Weighted average shares outstanding | 6,722 | 7,171 | 7,243 | 7,197 | 8,317 |
| Weighted average shares outstanding, assuming dilution | 6,841 | 7,204 | 7,243 | 7,197 | 10,069 |
| Pretax margin | 1.3% | 0.1% | (2.3%) | (0.1%) | 2.6% |
| **Operating Data (company transported):** | | | | | |
| Tractors (at end of period) | | | | | |
| Company | 1,003 | 1,000 | 1,057 | 1,266 | 1,261 |
| Independent contractor | 551 | 713 | 836 | 724 | 743 |
| Total | 1,554 | 1,713 | 1,893 | 1,990 | 2,004 |
| Trailers (at end of period) | 4,897 | 4,974 | 5,436 | 5,890 | 6,010 |
| Total miles (000's) | 176,722 | 193,772 | 210,842 | 204,477 | 212,185 |
| Average revenues per tractor per week (1) | $ 2,880 | $ 2,726 | $ 2,714 | $ 2,568 | $ 2,633 |
| Average revenues per mile (1) | $ 1.33 | $ 1.27 | $ 1.24 | $ 1.27 | $ 1.27 |
| Average empty mile percentage | 11.0% | 10.3% | 11.5% | 12.7% | 12.2% |
| Average length of haul, miles | 682 | 718 | 718 | 685 | 682 |
| Average annual revenues per non-driver employee | $642,200 | $628,300 | $592,600 | $555,400 | $549,100 |
| **Balance Sheet Data (at end of period):** (in thousands) | | | | | |
| Total assets | $161,078 | $165,268 | $181,875 | $231,396 | $256,656 |
| Total debt and capital lease obligations | 49,117 | 54,920 | 69,483 | 92,451 | 118,519 |
| Stockholders' equity | 56,271 | 58,701 | 60,222 | 80,447 | 80,688 |

(1) Excluding fuel surcharge revenue

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

The primary business strategy of Transport America is to provide truckload carriage and logistics services throughout the United States and parts of Canada as an integral part of the supply chain system of its major customers. Operations are conducted primarily from the Company's Eagan, Minnesota corporate offices, with maintenance and driver services at its seven 'full-service' and various 'limited service' terminal facilities located throughout the United States.

### Organization of Financial Information

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess our financial condition and results of operations. Statements that are not historical are forward-looking and involve risks and uncertainties discussed under the caption "Forward-Looking Statements" in Item 1 on page 27 of this Annual Report on Form 10-K.

The consolidated financial statements and notes are presented in Item 8 of this Annual Report on Form 10-K. Included in the consolidated financial statements are the consolidated balance sheets, consolidated statements of operations, consolidated statements of cash flows, and consolidated statements of stockholders' equity. The notes, which are an integral part of the consolidated financial statements, provide additional information required to fully understand the nature of amounts included in the consolidated financial statements.

### Significant Transactions and Financial Trends

Throughout these financial sections, you will read about significant transactions or events that materially contribute to or reduce earnings and materially affect financial trends. Significant transactions discussed in this Management's Discussion and Analysis include impairment charges recorded in 2003 and 2002 related to the disposal of tractors and trailers and reductions of these impairment reserves during 2003 and 2002 when the ultimate impairment proved to be less than estimated; additional charges in 2003 and 2002 for increased claim settlement costs and growth in open claims; a gain resulting from the sale of a maintenance facility in 2003; the cumulative effect of a change in accounting principle as a result of adopting FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities" which required the Company to consolidate its interest in its corporate office facility and record the asset and related debt in the financial statement in 2003; the sale and leaseback of this corporate office facility in 2003; and the cumulative effect of a change in accounting principle as a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets," which required the Company to record a goodwill impairment charge in 2002.

These significant transactions result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. While these items are important in understanding and evaluating financial results and trends, other transactions or events such as those discussed later in this Management's Discussion and Analysis may also have a material impact. A complete understanding of these transactions and events is necessary in order to estimate the likelihood that these trends will continue.

### Significant Operating Trends

The Company benefited from the strong economy in 2004. High demand for freight services, combined with limited capacity, allowed the industry to obtain rate increases with the majority of customers on most lanes of traffic.

While the average rate per mile increased, overall revenues continued to be negatively impacted by higher than expected unseated tractors (tractors owned by the Company for which no driver is available to assign) and the limited availability of owner operator capacity. The hiring market tightened significantly during the latter half of 2003 and has remained tight throughout 2004.

New Hours of Service (HOS) rules went into effect at the beginning of 2004 and the Company made a commitment to its drivers that they would not bear the financial burden of the more restrictive limits on hours of service; accordingly, it announced an increase in the accessorial pay for the drivers and successfully negotiated new accessorial charges for customer events that had the effect of decreasing asset and driver productivity. The Company also proactively worked with customers to eliminate inefficiencies in their supply chain network.

Ongoing cost reduction efforts continue to make the Company more competitive and administrative productivity continued to improve in 2004. The Company instituted its cost reduction program, resulting in reduced salaries and wages, maintenance costs, accident claim costs, fuel costs, depreciation, and other general and administrative costs.

The Company continues to drive density and balance in its network, and is attaining increased freight rates as it better manages the network and customer mix. Finally, the Company continued to strengthen the balance sheet in 2004 by exceeding its debt reduction plan.

**Outlook**

Looking forward, the Company expects the rate environment to remain strong during the early part of 2005 as limited driver availability will continue to put pressure on truckload capacity. Sequentially, the Company has experienced eight quarters in a row of increased rates and expects this trend to continue into early 2005.

Even though the Company has been successful in reducing specific costs, the industry continues to face cost pressures; driver pay rates are increasing as the industry tries to attract and retain drivers; insurance and accident costs continue to rise; medical and workers compensation costs continue to increase; fuel costs are at historical highs; and taxing authorities continue to raise tax levies and toll rates. In addition, tractor replacements in 2004 were required to comply with new EPA standards that will lead to increased depreciation expenses and reduced fuel efficiency.

While the Company has been successful in minimizing the impact of the new HOS rules through proactive planning and the ability to invoice for additional accessorial charges (primarily detention), it is unable to predict the ultimate long-term impact of the new HOS rules. Any changes to these rules could have an adverse effect on the operations and profitability of the Company.

The biggest challenge for the Company and the industry is seated capacity since the market for new drivers has tightened significantly beginning in the latter half of 2003 and continuing throughout 2004. The Company expects this to be one of the biggest issues facing the industry throughout 2005. To address this trend, the Company has implemented several programs to boost its recruiting efforts and increase the seated fleet percentage, including increased driver pay packages and new programs designed to improve retention of existing drivers.

**Results of Operations**

The following table sets forth certain operating and other expense items as a percentage of operating revenues for the periods indicated:

| | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| | (Amounts in percents) | | |
| Operating revenues | 100.0 | 100.0 | 100.0 |
| Operating expenses: | | | |
| Salaries, wages, and benefits | 29.5 | 27.5 | 29.4 |
| Fuel, maintenance, and other expenses | 16.6 | 15.0 | 14.2 |
| Purchased transportation | 30.6 | 35.4 | 33.6 |
| Revenue equipment leases | 0.5 | 0.4 | 0.3 |
| Depreciation and amortization | 9.2 | 9.7 | 10.1 |
| Insurance, claims and damage | 4.8 | 4.7 | 5.0 |
| Taxes and licenses | 1.8 | 1.8 | 1.8 |
| Communications | 0.7 | 0.8 | 0.9 |
| Other general and administrative expenses | 3.8 | 3.7 | 3.3 |
| Impairment of revenue equipment | — | (0.2) | 1.7 |
| (Gain) loss on sale of property and equipment | — | (0.5) | — |
| Total operating expenses | 97.5 | 98.3 | 100.3 |
| Operating income (loss) | 2.5 | 1.7 | (0.3) |
| Interest expense, net | 1.2 | 1.6 | 2.0 |
| Earnings (loss) before income taxes and cumulative effect of changes in accounting principle | 1.3 | 0.1 | (2.3) |
| Provision (benefit) for income taxes | 0.5 | 0.1 | (1.0) |
| Earnings (loss) before cumulative effect of changes in accounting principle | 0.8 | (0.0) | (1.3) |
| Cumulative effect of changes in accounting principle, net of tax effects | — | (0.4) | (6.1) |
| Net earnings (loss) | 0.8 | (0.4) | (7.4) |

*Year Ended December 31, 2004, Compared to Year Ended December 31, 2003*

Operating revenues, including fuel surcharges, were $258.4 million for the year ended December 31, 2004, compared to $258.9 million for the year ended December 31, 2003, a decrease of 0.2%. Fuel surcharges were $18.5 million and $10.8 million for the years ended December 31, 2004 and 2003, respectively, reflecting the effect of higher fuel costs in 2004. Excluding fuel surcharges, revenues decreased 3.3% when compared to 2003. Revenues in 2004 were negatively impacted by a lower than expected number of seated tractors and the limited availability of independent contractor capacity when compared to 2003. Seated Company and independent contractor average tractor counts by quarter were as follows:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | Average Seated Company Tractors | Average Seated Independent Contractor Tractors | Total Average Seated Tractors | Average Seated Company Tractors | Average Seated Independent Contractor Tractors | Total Average Seated Tractors |
| 1st Quarter | 832 | 698 | 1,530 | 971 | 845 | 1,816 |
| 2nd Quarter | 895 | 667 | 1,562 | 926 | 850 | 1,776 |
| 3rd Quarter | 920 | 628 | 1,548 | 852 | 805 | 1,657 |
| 4th Quarter | 897 | 580 | 1,477 | 827 | 746 | 1,573 |

At December 31, 2004, the Company's fleet included 1,003 Company-owned tractors and 551 tractors provided by independent contractors compared to 1,000 Company-owned tractors and 713 tractors provided by independent contractors at December 31, 2003. At December 31, 2004, 143 tractors were unseated compared to 178 unseated tractors at December 31, 2003.

The Company measures revenue excluding fuel surcharges, or "freight revenue," in addition to operating revenue, because management believes removing this sometimes volatile source of revenue affords a more consistent basis for comparing results of operations from period to period. Operating revenues per total mile, which includes fuel surcharges, were $1.44 per total mile for 2004 compared to $1.32 per total mile for 2003. Freight revenues per total mile, which excludes fuel surcharges, were $1.33 per total mile for 2004 compared to $1.27 per total mile for 2003. The increase in 2004 is primarily a result of rate increases achieved with our customers due to increased demand for freight capacity, improving customer mix, as well as increased accessorial charges related to new HOS regulations implemented in 2004.

The following table reconciles the differences between these non-GAAP financial measures excluding fuel surcharges and the most directly comparable GAAP measures including fuel surcharges.

| | 2004 | 2003 |
|---|---|---|
| Operating Revenue per total mile | $1.44 | $1.32 |
| Fuel surcharge per total mile | 0.11 | 0.05 |
| Freight revenue per total mile | $1.33 | $1.27 |

Equipment utilization, as measured by average operating revenues per tractor per week (including fuel surcharges), was $3,106 during 2004 compared to $2,846 during 2003. Equipment utilization, as measured by average freight revenues per tractor per week (excluding fuel surcharges), was $2,880 during 2004 compared to $2,726 during 2003. The increase in equipment utilization in 2004 reflects increased rates and higher miles per tractor per week when compared to 2003, offset by a higher percentage of empty (deadhead) miles in 2004.

The following table reconciles the differences between these non-GAAP financial measures excluding fuel surcharges and the most directly comparable GAAP measures including fuel surcharges.

| | 2004 | 2003 |
|---|---|---|
| Operating revenue per tractor per week | $3,106 | $2,846 |
| Fuel surcharge per tractor per week | 226 | 120 |
| Freight revenue per tractor per week | $2,880 | $2,726 |

Logistics revenues were $3.1 million and $2.7 million in 2004 and 2003, respectively. Profit contribution related to the logistics revenue was $0.6 million and $0.5 million in 2004 and 2003, respectively.

During 2004, Company-owned tractors averaged 60.0% of all available tractors, compared to 54.4% in 2003, with the remaining portion of the tractor fleet provided by independent contractors. The shift from owner-operators to Company drivers is primarily due to the difficulties in recruiting and retaining owner-operators, since the market for these drivers has tightened significantly. As a result of the change in mix as a percentage of the total fleet, Company drivers drove a greater proportion of miles in 2004 than in the prior year. Accordingly, certain expenses, as a percentage of revenues, shifted among several expense categories in 2004 when compared to 2003 as explained below.

Salaries, wages, and benefits increased $5.0 million to $76.1 million during 2004 compared to $71.1 million during 2003. Salaries, wages, and benefits, as a percentage of operating revenues, were 29.5% in 2004 compared to 27.5% in 2003. The increase is primarily a result of higher miles driven by employee drivers when compared to independent contractors (employee transported miles represented 57.3% of total miles in 2004 compared to 51.3% of total miles in 2003), as well as an increase in the line-haul rates paid to drivers. In addition, accessorial compensation increased as a result of the new hours of service rules, trainer pay increased as a result of additional trainers, shop wages increased in order to provide maintenance services to owner operators, and workers' compensation costs increased due to increased per-claim costs.

Fuel, maintenance, and other expenses increased $4.0 million to $42.9 million during 2004 compared to $38.9 million in 2003. Fuel, maintenance, and other expenses, as a percentage of operating revenues, were 16.6% in 2004 compared to 15.0% in 2003. The increase reflects higher fuel prices, a higher proportion of miles driven by company drivers, and increased equipment damage costs. These increases were offset by lower maintenance costs during 2004 when compared to 2003.

Purchased transportation decreased $12.4 million to $79.1 million in 2004 compared to $91.5 million in 2003. Purchased transportation, as a percentage of operating revenues, was 30.6% in 2004 compared to 35.4% in 2003. The decrease reflects lower miles driven by independent contractors (independent contractor transported miles represented 42.7% of total miles in 2004 compared to 48.7% of total miles in 2003), offset by an increase in the line-haul and accessorial rates paid to independent contractors, along with increased fuel surcharge pass-through costs resulting from higher fuel costs.

Revenue equipment leases increased $0.2 million to $1.3 million in 2004 compared to $1.1 million in 2003. Revenue equipment leases, as a percentage of operating revenues, were 0.5% in 2004 compared to 0.4% in 2003, reflecting the Company's use of operating leases for certain tractors acquired in 2002 and 2004. The increase reflects the addition of 50 used tractors financed via operating leases in 2004.

Depreciation and amortization decreased $1.3 million to $23.8 million in 2004 compared to $25.1 million in 2003. Depreciation and amortization, as a percentage of operating revenues, was 9.2% of operating revenues in 2004 compared to 9.7% in 2003. The decrease is primarily due to reduced depreciation as a result of the sale of the Company's rights in the corporate headquarters in the fourth quarter of 2003, partially offset by increased depreciation on trailers acquired in 2004.

Insurance, claims and damage expense increased $0.2 million to $12.5 million in 2004 compared to $12.3 million in 2003. Insurance, claims and damage expense, as a percentage of operating revenues, was 4.8% in 2004 compared to 4.7% in 2003. In the fourth quarter 2003 the Company increased accident and workers compensation reserves by $1.8 million as a result of increased claim settlement costs and growth in open claims. The Company experienced higher accident frequency and severity during 2004 when compared to 2003.

Taxes and licenses expense remained at $4.6 million in both 2004 and 2003 even though the Company's overall fleet is smaller in 2004, due to increased fees and assessments levied by taxing authorities. Taxes and licenses, as a percentage of operating revenues, was 1.8% in 2004 and 2003.

Communication expense decreased $0.4 million to $1.8 million in 2004 compared to $2.2 million in 2003. Communication expense, as a percentage of operating revenues, was 0.7% in 2004 compared to 0.8% in 2003. The decrease reflects the effect of favorable rates for communication services in 2004 combined with fewer tractors in the overall fleet.

Other general and administrative expense remained at $9.6 million in both 2004 and 2003. Other general and administrative expense, as a percentage of operating revenues, was 3.7% in 2004 and 2003. Increases in other general and administrative expenses include driver hiring and training expenses and building rent as a result of the Company selling its rights in the corporate headquarters facility and leasing back a portion of the space in the fourth quarter of 2003. Decreases in other general and administrative expenses include office management expenses, building repair costs, and real estate taxes resulting from the Company's sale of its rights in the headquarters facility. Included in 2004 other general and administrative expense is a pre-tax impairment charge of $190,000 related to a sub-lease agreement whereby the Company signed an agreement to rent 9,000 square feet of its headquarters facility at a rental rate that was less than the rental rate paid by the company.

During 2002, the Company initiated plans to accelerate the disposal of a number of tractors and trailers, which resulted in the Company recording an impairment charge under Statement of Financial

Accounting Standards ("SFAS") No. 144. These programs were substantially completed during 2003, and an analysis of the initial impairment reserves demonstrated that the ultimate impairment was less than originally estimated by $549,000; accordingly, this amount was reversed and recorded as income in 2003.

Loss on the disposition of revenue equipment was $25,000 in 2004, compared to a gain of $1.3 million in 2003. The gain in 2003 was primarily related to the sale of a maintenance facility located in Clarksville, Indiana.

As a result of the items discussed above, the Company's operating income increased $2.1 million to $6.5 million in 2004 compared to $4.4 million in 2003. The Company's operating ratio (operating expenses as a percentage of operating revenues) was 97.5% in 2004 compared to 98.3% in 2003.

Net interest expense decreased $1.0 million to $3.1 million in 2004 compared to $4.1 million in 2003. Net interest expense, as a percentage of operating revenues, was 1.2% in 2004 compared to 1.6% in 2003. The decrease primarily reflects lower average debt balances during 2004.

Income tax provision increased $1.2 million to $1.3 million in 2004 compared to $163,000 in 2003. The effective tax expense rate in 2004 was 39.2%, compared to an effective tax benefit rate of 68.7% in 2003. The difference between the effective rates and statutory rates is due to the effect and timing of non-deductible items in 2004 and 2003, further compounded by the fact that the 2003 income before income taxes and the cumulative effect of a change in accounting principle was near break-even.

Net income before the effect of changes of accounting principle increased $1.9 million to $2.0 million in 2004 compared to $74,000 in 2003. Net income before the effect of changes in accounting principle was 0.8% of operating revenues for 2004 compared to 0.03% of operating revenues for 2003.

The Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations in 2003, which resulted in the Company establishing a liability of $212,000 for the fair value of tire disposal fees, a prepaid asset related to tire disposal fees of $106,000, and a charge of $64,000, net of a tax benefit of $42,000, representing the cumulative effect of change in accounting principle.

In 1999, the Company entered into a lease arrangement for its corporate headquarters facility which was accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". The Company evaluated the treatment of this leasing arrangement under Interpretation No. 46 and concluded the pronouncement required the Company to consolidate this lease and record an asset and related liability in its financial statements. Accordingly, the Company recorded an asset of $11.2 million, debt of $13.0 million, and a cumulative-effect adjustment to earnings of $1.1 million (net of tax benefit of $0.7 million) related to this lease.

Net income including the cumulative effect of changes in accounting principle was $2.0 million, or 0.8% of operating revenue, in 2004 compared to a net loss of 1.1 million, or 0.4% of operating revenues in 2003.

*Year Ended December 31, 2003, Compared to Year Ended December 31, 2002*

Operating revenues, including fuel surcharges, were $258.9 million for the year ended December 31, 2003, compared to $273.2 million for the year ended December 31, 2002, a decrease of 5.2%. Fuel surcharges were $10.8 million and $5.3 million for the years ended December 31, 2003 and 2002, respectively, reflecting the effect of higher fuel costs in 2003. Excluding fuel surcharges, revenues decreased 7.4% when compared to 2002. Revenues in the latter half of the year were negatively impacted by lower than expected seated tractors and the limited availability of independent contractor capacity. Seated Company and independent contractor average tractor counts by quarter were as follows:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Average Seated Company Tractors | Average Seated Independent Contractor Tractors | Total Average Seated Tractors | Average Seated Company Tractors | Average Seated Independent Contractor Tractors | Total Average Seated Tractors |
| 1st Quarter | 971 | 845 | 1,816 | 1,153 | 742 | 1,895 |
| 2nd Quarter | 926 | 850 | 1,776 | 1,078 | 770 | 1,848 |
| 3rd Quarter | 852 | 805 | 1,657 | 989 | 801 | 1,790 |
| 4th Quarter | 827 | 746 | 1,573 | 993 | 820 | 1,813 |

At December 31, 2003, the Company's fleet included 1,000 Company-owned tractors and 713 tractors provided by independent contractors compared to 1,057 Company-owned tractors and 836 tractors provided by independent contractors at December 31, 2002. At December 31, 2003, 178 tractors were unseated compared to 45 unseated tractors at December 31, 2002. The increase in unseated tractors in 2003 was due to difficulties in recruiting and retaining professional and student drivers.

The Company measures revenue excluding fuel surcharges, or "freight revenue," in addition to operating revenue, because management believes removing this sometimes volatile source of revenue affords a more consistent basis for comparing results of operations from period to period. Operating revenues per total mile, which includes fuel surcharges, were $1.32 per total mile for 2003 compared to $1.27 for 2002. Freight revenues per total mile, which excludes fuel surcharges, were $1.27 per total mile for 2003, compared to $1.24 for 2002. The increase in 2003 is primarily a result of lower empty (deadhead) miles and rate increases achieved with our customers.

The following table reconciles the differences between these non-GAAP financial measures excluding fuel surcharges and the most directly comparable GAAP measures including fuel surcharges.

| | 2003 | 2002 |
|---|---|---|
| Operating Revenue per total mile | $1.32 | $1.27 |
| Fuel surcharge per total mile | 0.05 | 0.03 |
| Freight revenue per total mile | $1.27 | $1.24 |

Equipment utilization, as measured by average operating revenues per tractor per week (including fuel surcharges), was $2,846 during 2003, compared to $2,769 for 2002. Equipment utilization, as measured by average freight revenues per tractor per week (excluding fuel surcharges), was $2,726 during 2003, compared to $2,714 for 2002. The increase in equipment utilization in 2003 reflects lower deadhead miles, offset by a decrease in the number of seated tractors, when compared to the same period of 2002.

The following table reconciles the differences between these non-GAAP financial measures excluding fuel surcharges and the most directly comparable GAAP measures including fuel surcharges.

| | 2003 | 2002 |
|---|---|---|
| Operating revenue per tractor per week | $2,846 | $2,769 |
| Fuel surcharge per tractor per week | 120 | 55 |
| Freight revenue per tractor per week | $2,726 | $2,714 |

Logistics revenues were $2.7 million and $5.7 million in 2003 and 2002, respectively. The majority of the decrease in logistics revenues was due to the elimination of a specific lane of business for a specific customer that did not fit the Company's operating strategy. Profit contribution related to the logistics revenue was $0.5 million and $1.0 million in 2003 and 2002, respectively.

During 2003, Company-owned tractors averaged 54.4% of all available tractors, compared to 59.0% in 2002, with the remaining portion of the tractor fleet provided by independent contractors. The shift from Company drivers to owner-operators is primarily due to the success of the Company's lease-to-own program. As a result of the change in mix as a percentage of the total fleet, independent contractors drove a greater proportion of miles in 2003 than in the prior year. Accordingly, certain expenses, as a percentage of revenues, shifted among several expense categories in 2003 when compared to 2002 as explained below.

Salaries, wages, and benefits decreased $9.2 million to $71.1 million during 2003 compared to $80.3 million during 2002. Salaries, wages and benefits expenses, as a percentage of operating revenues, were 27.5% for 2003 compared to 29.4% for 2002. The decrease is primarily a result of lower miles driven by employee drivers when compared to independent contractors (employee transported miles represented 51.3% of total miles in 2003 compared to 55.3% of total miles in 2002), lower driver assessorial wages due to reduced stop-offs, detentions, and layovers; and a reduction in non-driver payroll expense in 2003, partially offset by higher workers' compensation insurance and claims costs. The reduction in non-driver payroll is primarily the result of closing two service centers.

Fuel, maintenance, and other expenses remained consistent at $38.9 million in both 2003 and 2002. Fuel, maintenance and other expenses, as a percentage of operating revenues, were 15.0% for 2003 compared to 14.2% for 2002. The increase is primarily a result of increased maintenance and tire replacement costs partially offset by a lower proportion of miles driven by Company drivers.

Purchased transportation decreased $0.2 million to $91.5 million in 2003 compared to $91.7 million in 2002. Purchased transportation, as a percentage of operating revenues, was 35.4% for 2003 compared to 33.6% for 2002. The increase as a percentage of operating revenues reflects higher miles driven by independent contractors (independent contractor transported miles represented 48.7% of total miles in 2004 compared to 44.7% of total miles in 2002), and higher pass-through of fuel surcharge revenues to independent contractors as a reflection of higher fuel costs.

Revenue equipment leases increased $0.3 million to $1.1 million in 2003 compared to $0.8 million in 2002. Revenue equipment leases, as a percentage of operating revenues, were 0.4% in 2003 compared to 0.3% in 2002, reflecting the Company's use of operating leases for certain tractors acquired in 2002.

Depreciation and amortization decreased $2.4 million to $25.1 million in 2003 compared to $27.5 million in 2002. Depreciation and amortization, as a percentage of operating revenues, was 9.7% for 2003, compared to 10.1% for 2002. The decrease is primarily a result of a reduction in the number of company owned tractors and trailers.

Insurance, claims and damage expense decreased $1.3 million to $12.3 million in 2003 compared to $13.6 million in 2002. Insurance, claims and damage expense, as a percentage of operating revenues, was 4.7% in 2003 compared to 5.0% in 2003. The decrease is due to a reduction in the number and severity of accidents in 2003 compared to 2002, and to fourth quarter adjustments to increase accident and workers' compensation reserves of $1.8 million in 2003 compared to fourth quarter adjustments of $2.6 million in 2002 as a result of increased claim settlement costs and growth in open claims, partially offset by higher premiums.

Taxes and licenses expense decreased $0.4 million to $4.6 million in 2003 compared to $5.0 million in 2002. This decrease is due to the reduction in the overall fleet size. Taxes and licenses, as a percentage of operating revenues, were consistent at 1.8% for 2003 and 2002.

Communication expense decreased $0.4 million to $2.2 million in 2003 compared to $2.6 million in 2002. Communications expense, as a percentage of operating revenues, was 0.8% for 2003 compared to 0.9% for 2002. The decrease reflects the effect of fewer tractors in the overall fleet.

Other general and administrative expense increased $0.5 million to $9.6 million in 2003 compared to $9.1 million in 2002. Other general and administrative expense, as a percentage of operating revenues was 3.7% for 2003, compared to 3.3% for 2002. The increase is primarily a result of increased security costs at the service centers, employee-moving expenses, increased consulting fees, and increased software maintenance fees.

Impairment of revenue equipment was a credit to income of $549,000 or 0.2% of operating revenue in 2003, compared to an expense of $4.7 million, or 1.7% of operating revenues in 2002. During March 2002, the Company initiated a plan to accelerate the disposal of approximately 260 tractors and 500 trailers. As a result of the change in the utilization period and the related estimated cash flows, the Company recorded a pre-tax $4.7 million impairment charge under Statement of Financial Accounting Standards ("SFAS") No. 144 related to this disposition of revenue equipment. This initial impairment program was substantially completed during the first quarter 2003. An analysis of this initial impairment reserve demonstrated that the ultimate impairment on this disposal program was less than originally estimated and the reserve was reduced by $1.0 million in the fourth quarter of 2002 and a further $278,000 in the first quarter of 2003. During the fourth quarter 2002, the Company established an additional disposal program for 400 trailers that it intended to dispose of in 2003. The impairment charge on this disposal program was estimated to be approximately $1.0 million. The ultimate impairment on this disposal program was less than originally estimated by approximately $271,000; accordingly, this amount was reversed and recorded as income in the fourth quarter of 2003.

Gain on the disposition of property and equipment was $1.3 million in 2003 related primarily to the disposition of real estate property, compared to a gain of $36,000 in 2002.

As a result of the items discussed above, the Company's operating income increased $5.3 million to $4.4 million in 2003 compared to a loss of $0.9 million in 2002. The Company's operating ratio (operating expenses as a percentage of operating revenues) was 98.3% for 2003 compared to 100.3% for 2002.

Net interest expense decreased $1.3 million to $4.1 million in 2003 compared to $5.4 million in 2002. Net interest expense, as a percentage of operating revenues, was 1.7% for 2003, compared to 2.0% for 2002. The decrease reflects lower average outstanding debt balances during 2003.

Income tax provision increased $2.9 million to $163,000 in 2003 compared to an income tax benefit of $2.7 million in 2002. The effective tax expense rate for 2003 was 68.7%, compared to an effective tax benefit rate of 42.6% for 2002. The tax expense rate in 2003 is primarily a result of the effect of non-deductible items for tax purposes in relation to low pre-tax income. The 2002 tax benefit rate of 42.6% includes a 4.7% benefit due to a favorable adjustment related to tax contingency reserves.

Net income before the effect of changes of accounting principle was $74,000, or 0.02% of operating revenues for 2003, compared to a net loss of $3.7 million, or 1.3% of operating revenues for 2002.

In 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations, which resulted in the Company establishing a liability of $212,000 for the fair value of tire disposal fees, a prepaid asset related to tire disposal fees of $106,000, and a charge of $64,000, net of a tax benefit of $42,000, representing the cumulative effect of change in accounting principle.

In 1999, the Company entered into a lease arrangement for its corporate headquarters facility which was accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". The Company evaluated the treatment of this leasing arrangement under Interpretation No. 46 and concluded the pronouncement required the Company to consolidate this lease and record an asset and related liability in its financial statements. Accordingly, the Company recorded an asset of $11.2 million, debt of $13.0 million, and a cumulative-effect adjustment to earnings of $1.1 million (net of tax benefit of $0.7 million) related to this lease.

In 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets;" which resulted in the Company recording a goodwill impairment charge of $16.7 million, net of tax benefit of $7.7 million benefit, as a cumulative effect of change in accounting principle. At December 31, 2001, the carrying value of goodwill, net of amortization, was $24.4 million.

Net loss including the cumulative effect of changes in accounting principle was $1.1 million or 0.4% of operating revenues for 2003, compared to a net loss of $20.4 million or 7.4% of operating revenues for the year ended December 31, 2002.

**Critical Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions, and factors it considers as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of management's estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 of the financial statements attached hereto. Other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined. Not all of these significant accounting policies require management to make difficult subjective or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used or changes in the estimate that are reasonably likely to occur from period to period would have a material impact on the presentation of the financial condition or results of operations. The Company's critical accounting policies include the following:

*Revenue Equipment, Property, and Other Equipment.* Revenue equipment, property, and other equipment are recorded at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. As part of a purchase program with a tractor manufacturer, the Company has obtained residual value guarantees for a significant portion of its tractors. Management must make significant estimates regarding the useful lives and salvage values for purposes of depreciating tractors and trailers. A ten percent decrease in estimated salvage values on tractors and trailers would have decreased the Company's net revenue equipment as of December 31, 2004 by approximately $1.9 million.

*Estimated Liability for Insurance Claims.* Management estimates accruals for the self-insured portion of pending accident liability, workers' compensation, physical damage, and cargo damage claims. In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted as additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end. If the accident and property claims settlement costs increased by ten percent, the estimated outstanding loss reserves as of December 31, 2004 would have had to increase by approximately $1.2 million. If the workers' compensation settlement costs increased by ten percent the outstanding loss reserves as of December 31, 2004 would have had to increase by approximately $0.2 million.

*Impairment of Long-Lived Assets.* Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

**Liquidity and Capital Resources**

Net cash provided by operating activities was $29.9 million, $28.9 million, and $29.2 million, for the years ended December 31, 2004, 2003, and 2002, respectively. During 2004, 2003, and 2002, the net change of operating assets and liabilities provided cash of $3.3 million, $6.9 million, and $3.3 million, respectively. The primary changes in operating assets and liabilities relate to reduced accounts receivables as a result of lower revenues and ongoing collection efforts, reduced lease receivables as a result of independent contractors who participate in the Company's lease to own program continue to make payments under the program, and increased accounts payable and increased accrued insurance, claims and damage expense.

Investing activities consumed cash of $19.0 million in 2004, including $18.0 million for the purchase of new revenue equipment, net of proceeds from the disposition of used revenue equipment, and $1.0 million for software development and purchases of other equipment. Investing activities consumed cash of $11.3 million in 2003, including $10.5 million for the purchase of new revenue equipment, net of proceeds from the disposition of used revenue equipment, and $0.8 million for software development and purchases of other equipment. Investing activities consumed cash of $7.6 million in 2002, including $6.2 million for the purchase of new revenue equipment, net of proceeds for the disposition of used revenue equipment, and $1.4 million for software development and purchases of other equipment. In 2004, 2003, and 2002, the Company acquired 200, 250, and 334 tractors, respectively and disposed of 197, 318, and 582 tractors, respectively. In addition, in 2004 the Company acquired 15 trailers related to a new dedicated operation, replaced 500 trailers and disposed of an additional 95 trailers in excess of current needs. The Company disposed of 481 trailers in 2003 and 459 trailers in 2002 that were determined to be in excess of Company needs.

Net cash consumed by financing activities in 2004 was $9.5 million, including $26.4 million for repayments of long-term debt, and $20.6 million of proceeds from the issuance of new long-term debt associated with new revenue equipment. Net cash consumed by financing activities in 2003 was $15.3 million, including $2.5 million net repayments to the Company's credit facility, $32.5 million for repayments of long-term debt, and $20.5 million from proceeds from the issuance of new long-term debt associated with new revenue equipment. Net cash consumed by financing activities in 2002 was $22.6 million, including $16.5 million net repayments to the Company's credit facility, $27.9 million for repayments of long-term debt, and $21.4 million from proceeds from the issuance of new long-term debt associated with new revenue equipment. At December 31, 2004, 2003, and 2002, the Company had $25.6 million, $3.2 million, and $0.0 outstanding commitments for the purchase of revenue equipment, respectively.

Working capital was negative $7.9 million at December 31, 2004 and $33,000 at December 31, 2003. The Company relies primarily on its operating cash flows and available borrowings under its credit facility to satisfy its short-term capital and debt-service requirements.

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $30 million. The credit agreement expires May 4, 2007. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. At December 31, 2004, the Company had additional amounts available under its credit facility of $19.8 million based on available borrowing and collateral requirements. The credit facility is used to meet working capital needs, purchase revenue equipment and other assets, and to satisfy letter of credit requirements associated with the Company's self-insured retention arrangements. At December 31, 2004, there were no outstanding borrowings against this credit facility. At December 31, 2004, the Company had outstanding letters of credit of $5.3 million against this credit facility. The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash flow coverage ratio. The Company was in compliance with these covenants at December 31, 2004. The Company expects to continue to fund its liquidity needs and anticipated capital expenditures with cash flows from operations, the credit facility, and other borrowing arrangements related to revenue equipment purchases.

**Off-Balance Sheet Arrangements and Contractual Obligations**

It is not the Company's usual business practice to enter into off-balance sheet arrangements, except for off-balance sheet arrangements related to operating lease commitments and letters of credit for self-insured workers' compensation reserves disclosed in the table of contractual obligations below. While it is not the Company's normal policy to issue guarantees to third parties, the Company entered into lease arrangements in 2002 for revenue equipment that are classified as operating leases. The lease agreements are for terms of 48 months and contain TRAC (terminal rental adjustment clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date. The maximum potential amount the Company could be required to pay under the guarantee is $1.1 million.

The following tables set forth the Company's contractual obligations as of December 31, 2004:

**Payments Due by Period**
**(In thousands)**

| Contractual Obligations | Total | Less than one year | 1 - 3 Years | 3 - 5 Years | More than 5 years |
|---|---|---|---|---|---|
| Long-term debt | $ 36,301 | $ 7,965 | $19,294 | $ 9,042 | $ — |
| Interest on long-term debt | 3,983 | 1,548 | 1,959 | 476 | |
| Capital leases | 12,816 | 9,990 | 2,826 | — | — |
| Interest on capital leases | 669 | 562 | 107 | — | — |
| Purchase Obligations for Revenue Equipment | 25,624 | 25,624 | — | — | — |
| Operating leases | 17,550 | 2,954 | 4,302 | 2,170 | 8,124 |
| Letters of credit | 5,300 | 5,300 | — | — | — |
| Guarantees | 1,050 | — | 1,050 | — | — |
| Total Obligations | $103,293 | $53,943 | $29,538 | $11,688 | $8,124 |

In 1999, the Company entered into a lease arrangement for its corporate office facility, which has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE was not consolidated in the Company's financial statements and the Company had accounted for this arrangement as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." In conjunction with this arrangement, the Company had a residual value guarantee of up to $11.2 million, plus selling costs, if the Company did not exercise its purchase option and the property was sold for less than $13.0 million, the Asset Termination Value. As discussed more fully in Note 1 to the consolidated financial statements, the Company evaluated the treatment of this leasing arrangement under Interpretation No. 46 and concluded the pronouncement required the Company to record the asset and related liability in its financial statements. The Company elected early adoption and the prospective application provisions of Interpretation No. 46, and accordingly, recorded an asset of $11.2 million, the related debt of $13.0 million, and a cumulative-effect adjustment of $1.1 million (net of tax benefit of $0.7 million). The Company sold its rights in this property on December 23, 2003 and concurrent with the sale signed a thirteen-year lease for the two-thirds of the building the Company currently occupies. This transaction has been accounted for as a sale-leaseback and thus the related asset and long-term debt balances have been removed from the balance sheet.

**Forward-looking Statements**

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Company's Annual Report, elsewhere in this Report, in future filings by the Company with the SEC, in the Company's press releases, and in oral statements made with the approval of an authorized executive officer which are not historical or current facts, are forward-looking statements made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The following important factors, among other things, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) the highly competitive conditions that currently exist in the Company's market and the Company's ability to compete, (2) the Company's ability to recruit, train, and retain qualified drivers, (3) increases in fuel prices, and the Company's ability to recover these costs from its customers, (4) the impact of environmental standards and regulations on new revenue equipment, (5) changes in governmental regulations applicable to the Company's operations, including the changes related to hours of service which went into effect on January 4, 2004, (6) adverse weather conditions, (7) accidents, (8) the market for used revenue equipment, (9) changes in interest rates, (10) cost of liability insurance coverage, and (11) downturns in general economic conditions affecting the Company and its customers. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation subsequently to revise or update any previously made forward-looking statements. Unanticipated events are likely to occur.

**Seasonality**

As is typical in the truckload industry, the Company's operations fluctuate seasonally according to customer shipping patterns, which tend to peak in the summer and fall, then increase again after the holiday and winter seasons. Operating expenses also tend to be higher during the cold weather months, primarily due to lower fuel economy and increased maintenance costs.

**Inflation**

Many of the Company's operating expenses are sensitive to the effects of inflation, which could result in higher operating costs. With the exception of fuel price increases, the effects of inflation on the Company's business have not been significant during the last three years. The Company has in place with the majority of its customers fuel surcharge provisions that allow the Company to partially recover additional fuel costs when fuel prices exceed a certain reference price per gallon.

**New Accounting Pronouncements to be adopted**

In December 2004, the FASB issued SFAS No. 123R "Share based payment" which is a revision to SFAS No. 123 "Accounting for Stock Based Compensation". The provisions of this statement shall be effective for interim periods beginning after June 15, 2005. This new accounting pronouncement will require the Company to recognize in the income statement the grant-date fair value of stock-based compensation issued to employees. The Company currently accounts for stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is currently reflected in net income, but the Company does disclose in its footnotes the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123. The Company is still evaluating the ultimate financial statement impact as it relates to Statement No. 123R, however, it does not currently believe the impact will be significantly different from the amounts currently disclosed in the notes to the financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of non-monetary assets, an amendment of APB Opinion No. 9". The provisions of this statement shall be effective for interim periods beginning after June 15, 2005. The adoption of this new accounting standard is not expected to have a material impact on the Company's financial statements.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates and commodity prices.

**Interest Rate Risk**

The Company is exposed to certain market risks with its $30 million credit agreement, of which $0 was outstanding at December 31, 2004. The agreement bears interest at a variable rate, which was 5.75% at December 31, 2004. Consequently, the Company is exposed to the risk of greater borrowing costs if interest rates increase.

**Commodity Price Risk**

The price and availability of diesel fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, and other market factors. Historically, the Company has been able to recover a majority of fuel price increases from customers in the form of fuel surcharges. The Company cannot predict the extent to which high fuel price levels will occur in the future or the extent to which fuel surcharges could be collected to offset such increases. As of December 31, 2004, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements described in Item 14(a)1 of this report are incorporated herein. See "Quarterly Financial Data" appearing on page F-24 of the audited consolidated financial statements, which are incorporated herein, by reference.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## Item 9A. CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2004. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. OTHER INFORMATION

None.

# PART III

## Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information concerning the Company's executive officers, reference is made to the information set forth under the caption "Executive Officers" located in Item 1 of this Form 10-K. For information concerning the Company's directors and compliance by the Company's directors, executive officers and significant stockholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, reference is made to the information set forth under the captions "Election of Directors" and "Beneficial Ownership of Common Stock," respectively, in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2005, to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

## Item 11. EXECUTIVE COMPENSATION

Reference is made to the information set forth under the caption "Executive Compensation and Other Information" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2005, to be filed pursuant to Regulation 14A, which information is incorporated herein by reference, except to the extent stated therein.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is made to the information set forth under the caption "Beneficial Ownership of Common Stock" and under "Executive Compensation and Other Information – Equity Compensation Plan Information" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2005, to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth under the heading "Approval of Auditors – Audit Fees" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held May 25, 2005, to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

## Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K

1. Consolidated Financial Statements

| | Form 10-K Page Reference |
|---|---|
| Index to Consolidated Financial Statements | F-1 |
| Report of Independent Registered Public Accounting Firm | F-2 |
| Consolidated Balance Sheets | F-3 |
| Consolidated Statements of Operations | F-4 |
| Consolidated Statements of Stockholders' Equity | F-5 |
| Consolidated Statements of Cash Flows | F-6 |
| Notes to Consolidated Financial Statements | F-7 |

2. Consolidated Financial Statement Schedules

Consolidated Financial Statement Schedules
Included in Part IV of this report:

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | S-1 |
| Schedule II — Valuation and Qualifying Accounts | S-2 |

(b) Exhibits

| Exhibit Number | Description |
|---|---|
| 3.1 | Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-84140) as declared effective by the Commission on November 3, 1994 (the "1994 S-1")). |
| 3.2 | Bylaws (incorporated by reference to Exhibit 3.2 to the 1994 S-1). |

| Exhibit Number | Description |
|---|---|
| 4.1 | Rights Agreement by and between the Company and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.) dated February 25, 1997 (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, as amended, filed with the SEC on February 27, 1997; to Exhibit 1 to the Company's Registration Statement on Form 8-K/A, filed with the SEC on June 29, 1998; and to Exhibit 1 to the Company's Registration Statement on Form 8-A/A, filed with the SEC on January 21, 2000). |
| 10.1 | Amended and Restated Credit Agreement dated as of October 5, 2001, among LaSalle Bank, N.A., Firstar Bank, N.A. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001). |
| 10.2 | 1986 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the year ended December 31, 1996). |
| 10.3 | 401(k) Retirement Plan (incorporated by reference to Exhibit 10.3 to the 1994 S-1). |
| 10.4 | Master Lease dated as of April 9, 1999, between the Company and ABN/AMRO Leasing, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999). |
| 10.5 | Agreement to terminate lease and assignment dated December 23, 2003, between the Company and ABN/AMRO Leasing, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2003). |
| 10.6 | Lease termination agreement dated as of December 23, 2003, between the Company and ABN/AMRO Leasing, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2003). |
| 10.7 | Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999). |
| 10.8 | Form of Vehicle Lease and Independent Contractor Agreement (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 1996). |
| 10.9 | Description of the terms of employment of Michael J. Paxton (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 2001). |
| 10.10 | Supplement to Employment Offer and Change in Control Agreement between the Company and Keith R. Klein, dated December 31, 2001 (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K for the year ended December 31, 2001). |
| 10.11 | 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2000). |
| 10.12 | 1995 Stock Plan, as amended (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 1996). |
| 10.13 | Non-Plan, Non-Qualified Stock Option Agreement of Michael J. Paxton (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8, filed with the SEC on September 6, 2002). |

| Exhibit Number | Description |
|---|---|
| 10.14 | Description of the terms of employment of Craig A. Coyan, with Addendum, dated July 1, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003). |
| 10.15 | Severance Agreement between the Company and Richard R. Lane, dated March 3, 2003 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the quarter ended December 31, 2003). |
| 10.16 | Description of the terms of employment of Ronald C. Kipp, dated October 3, 2002 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the quarter ended December 31, 2003). |
| 10.17 | Description of the terms of employment of Christopher R. Licht, dated January 27, 2003 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the quarter ended December 31, 2003). |
| 10.18 | Severance Agreement between the Company and Christopher R. Licht, dated October 3, 2004 (filed herewith). |
| 10.19 | Forms of incentive stock option agreement, non-qualified stock option agreement and director stock option agreement under the Company's 1995 Stock Plan (filed herewith). |
| 21 | Subsidiaries of the Registrant (filed herewith). |
| 23 | Consent of Independent Registered Public Accounting Firm (filed herewith). |
| 31.1 | Section 302 Certification of Chief Executive Officer (filed herewith). |
| 31.2 | Section 302 Certification of Chief Financial Officer (filed herewith). |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (filed herewith). |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (filed herewith). |

(c) Schedules

Reference is made to Item 15(a)2.

**TRANSPORT CORPORATION OF AMERICA, INC.**

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPORT CORPORATION OF AMERICA, INC.
("Registrant")

Dated: March 3, 2005

By: /s/ MICHAEL J. PAXTON
Michael J. Paxton
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature and Title | Date |
|---|---|
| /s/ MICHAEL J. PAXTON<br>Michael J. Paxton<br>Chairman, President, and Chief Executive Officer<br>(Principal Executive Officer) | March 3, 2005 |
| /s/ KEITH R. KLEIN<br>Keith R. Klein<br>Chief Financial Officer and Chief Information Officer<br>(Principal Financial and Accounting Officer) | March 3, 2005 |
| /s/ WILLIAM D. SLATTERY<br>William D. Slattery, Director | March 3, 2005 |
| /s/ ANTON J. CHRISTIANSON<br>Anton J. Christianson, Director | March 3, 2005 |
| /s/ WILLIAM P. MURNANE<br>William P. Murnane, Director | March 3, 2005 |
| /s/ KENNETH J. ROERING<br>Kenneth J. Roering, Director | March 3, 2005 |
| /s/ CHARLES M. OSBORNE<br>Charles M. Osborne, Director | March 3, 2005 |
| /s/ THOMAS R. MCBURNEY<br>Thomas R. McBurney, Director | March 3, 2005 |

## TRANSPORT CORPORATION OF AMERICA, INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**TRANSPORT CORPORATION OF AMERICA, INC.**

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
Transport Corporation of America, Inc.:

We have audited the accompanying consolidated balance sheets of Transport Corporation of America, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transport Corporation of America, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, on January 1, 2002 and the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, on July 1, 2003.

/s/ KPMG LLP

Minneapolis, Minnesota
February 25, 2005

## TRANSPORT CORPORATION OF AMERICA, INC.

### Consolidated Balance Sheets
### (In thousands, except share and per share amounts)

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,714 | $ 2,345 |
| Trade accounts receivable, net of allowances for doubtful account and other billing adjustments of $800 in 2004 and $766 in 2003 | 24,610 | 24,978 |
| Other receivables | 1,170 | 1,200 |
| Operating supplies — inventory | 800 | 813 |
| Deferred income tax benefit (note 7) | 6,316 | 6,452 |
| Prepaid expenses | 2,626 | 2,894 |
| Total current assets | 39,236 | 38,682 |
| Property and equipment: | | |
| Land, buildings, and improvements | 16,516 | 16,237 |
| Revenue equipment (note 1 and 9) | 180,827 | 180,970 |
| Other equipment | 21,219 | 21,436 |
| Total property and equipment | 218,562 | 218,643 |
| Less accumulated depreciation | (98,776) | (94,102) |
| Property and equipment, net | 119,786 | 124,541 |
| Other assets, net (note 2) | 2,056 | 2,045 |
| Total assets | $161,078 | $165,268 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current maturities of long-term debt (note 3) | $ 7,965 | $ 8,843 |
| Current maturities of capital lease obligations (note 9) | 9,990 | 4,328 |
| Accounts payable | 5,026 | 3,526 |
| Checks issued in excess of cash balances | 1,871 | 1,066 |
| Due to independent contractors | 1,157 | 1,545 |
| Accrued expenses (note 4) | 21,132 | 19,407 |
| Total current liabilities | 47,141 | 38,715 |
| Long-term debt, less current maturities (note 3) | 28,336 | 28,929 |
| Capital lease obligations, less current maturities (note 9) | 2,826 | 12,820 |
| Deferred income taxes (note 7) | 26,504 | 26,103 |
| Commitments and contingencies (note 1, 5 and 9) | | |
| Stockholders' equity (note 5): | | |
| Common stock, $.01 par value; 15,000,000 shares authorized; 6,527,392 and 7,141,730 shares issued and outstanding as of December 31, 2004 and 2003, respectively | 65 | 71 |
| Additional paid-in capital | 25,428 | 29,889 |
| Retained earnings | 30,778 | 28,741 |
| Total stockholders' equity | 56,271 | 58,701 |
| Total liabilities and stockholders' equity | $161,078 | $165,268 |

See accompanying notes to consolidated financial statements.

## TRANSPORT CORPORATION OF AMERICA, INC.

### Consolidated Statements of Operations
### (In thousands, except per share amounts)

| | Years ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Operating revenues | $258,408 | $258,859 | $273,227 |
| Operating expenses: | | | |
| Salaries, wages, and benefits | 76,129 | 71,080 | 80,289 |
| Fuel, maintenance, and other expenses | 42,909 | 38,933 | 38,903 |
| Purchased transportation | 79,144 | 91,516 | 91,706 |
| Revenue equipment leases | 1,266 | 1,069 | 841 |
| Depreciation and amortization | 23,757 | 25,104 | 27,474 |
| Insurance, claims and damage | 12,496 | 12,287 | 13,615 |
| Taxes and licenses | 4,604 | 4,556 | 4,986 |
| Communications | 1,788 | 2,194 | 2,576 |
| Other general and administrative expenses | 9,824 | 9,611 | 9,052 |
| Impairment of revenue equipment | — | (549) | 4,741 |
| Loss (gain) on sale of property and equipment | 25 | (1,302) | (36) |
| Total operating expenses | 251,942 | 254,499 | 274,147 |
| Operating income (loss) | 6,466 | 4,360 | (920) |
| Interest expense | 3,281 | 4,312 | 5,571 |
| Interest income | (166) | (189) | (124) |
| Interest expense, net | 3,115 | 4,123 | 5,447 |
| Earnings (loss) before income taxes and cumulative effect of changes in accounting principle | 3,351 | 237 | (6,367) |
| Provision (benefit) for income taxes (note 7) | 1,314 | 163 | (2,711) |
| Earnings (loss) before cumulative effect of changes in accounting principle | $ 2,037 | $ 74 | $ (3,656) |
| Cumulative effect of changes in accounting principle, net of tax effects (note 1) | — | (1,153) | (16,694) |
| Net income (loss) | $ 2,037 | $ (1,079) | $ (20,350) |
| Net earnings (loss) per share — basic: | | | |
| Before cumulative effect of changes in accounting principle | $ 0.30 | $ 0.01 | $ (0.50) |
| Net earnings (loss) per share | $ 0.30 | $ (0.15) | $ (2.81) |
| Net earnings (loss) per share — diluted: | | | |
| Before cumulative effect of changes in accounting principle | $ 0.30 | $ 0.01 | $ (0.50) |
| Net earnings (loss) per share | $ 0.30 | $ (0.15) | $ (2.81) |
| Average common shares outstanding: | | | |
| Basic | 6,722 | 7,171 | 7,243 |
| Diluted | 6,841 | 7,204 | 7,243 |

See accompanying notes to consolidated financial statements.

## TRANSPORT CORPORATION OF AMERICA, INC.

### Consolidated Statements of Stockholders' Equity
### (In thousands, except share amounts)

| | Common Stock | | Additional paid-in capital | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2001 | 7,203,815 | $72 | $30,205 | $ 50,170 | $ 80,447 |
| Common stock options and stock purchase plan | 54,016 | — | 306 | — | 306 |
| Purchase and retirement of common stock | (38,000) | — | (189) | — | (189) |
| Tax benefit related to employee stock option transactions | — | — | 8 | — | 8 |
| Net loss | — | — | — | (20,350) | (20,350) |
| Balance, December 31, 2002 | 7,219,831 | $72 | $30,330 | $ 29,820 | $ 60,222 |
| Common stock options and stock purchase plan | 6,599 | — | 29 | — | 29 |
| Purchase and retirement of common stock | (84,700) | (1) | (470) | — | (471) |
| Net loss | — | — | — | (1,079) | (1,079) |
| Balance, December 31, 2003 | 7,141,730 | $71 | $29,889 | $ 28,741 | $ 58,701 |
| Common stock options and stock purchase plan | 11,662 | — | 64 | — | 64 |
| Purchase and retirement of common stock | (626,000) | (6) | (4,529) | — | (4,535) |
| Tax benefit related to employee stock option transactions | — | — | 4 | — | 4 |
| Net income | — | — | — | 2,037 | 2,037 |
| Balance, December 31, 2004 | 6,527,392 | $65 | $25,428 | $ 30,778 | $ 56,271 |

See accompanying notes to consolidated financial statements.

## TRANSPORT CORPORATION OF AMERICA, INC.

### Consolidated Statements of Cash Flows
### (In thousands)

| | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Operating activities: | | | |
| Net income (loss) | $ 2,037 | $ (1,079) | $(20,350) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Depreciation and amortization | 23,757 | 25,104 | 27,474 |
| Effect of changes in accounting principle, net of tax | — | 1,153 | 16,694 |
| Effect of revenue equipment impairment charge | — | (549) | 4,741 |
| Loss (gain) on sale of property and equipment | 25 | (1,302) | (36) |
| Deferred income taxes | 537 | (1,353) | (2,641) |
| Changes in operating assets and liabilities | | | |
| Trade receivables | 368 | 3,396 | (1,510) |
| Lease and other receivables | 30 | 1,634 | 3,593 |
| Operating supplies | 13 | 263 | 120 |
| Prepaid expenses | 268 | (936) | (51) |
| Other assets | (11) | 2,074 | (773) |
| Accounts payable | 1,500 | (901) | (1,446) |
| Due to independent contractors | (388) | (113) | 162 |
| Accrued expenses | 1,725 | 1,487 | 3,213 |
| Net cash provided by operating activities | 29,861 | 28,878 | 29,190 |
| Investing activities: | | | |
| Purchases of revenue equipment | (25,142) | (19,677) | (21,606) |
| Purchases of property and other equipment | (1,014) | (827) | (1,443) |
| Proceeds from sales of equipment | 7,129 | 9,190 | 15,433 |
| Net cash used in investing activities | (19,027) | (11,314) | (7,616) |
| Financing activities: | | | |
| Proceeds from issuance of common stock, and exercise of options and warrants | 68 | 29 | 314 |
| Payments for purchase and retirement of common stock | (4,535) | (471) | (189) |
| Proceeds from issuance of long-term debt | 20,639 | 20,463 | 21,393 |
| Principal payments on long-term debt | (26,442) | (32,526) | (27,861) |
| Proceeds from issuance of notes payable to bank | 100 | 60,100 | 57,400 |
| Principal payments on notes payable to bank | (100) | (62,600) | (73,900) |
| Change in net checks issued in excess of cash balances | 805 | (338) | 286 |
| Net cash used in financing activities | (9,465) | (15,343) | (22,557) |
| Net increase (decrease) in cash | 1,369 | 2,221 | (983) |
| Cash and cash equivalents, beginning of year | 2,345 | 124 | 1,107 |
| Cash and cash equivalents, end of year | $ 3,714 | $ 2,345 | $ 124 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid (received) during the year for: | | | |
| Interest | $ 3,017 | $ 4,120 | $ 5,411 |
| Income taxes, net | 1,038 | 1,354 | 199 |
| Supplemental Schedule of noncash investing and financing activities: | | | |
| Lease receivables from disposition of revenue equipment | $ — | $ 2,208 | $ 3,945 |

See accompanying notes to consolidated financial statements.

**Notes to Consolidated Financial Statements**
**Years ended December 31, 2004, 2003, and 2002**

## (1) Summary of Significant Accounting Policies and Nature of Business

*Nature of Business*

Transport Corporation of America, Inc. (the "Company") is a truckload motor carrier engaged in the transportation of a variety of general commodities for customers principally in the United States and portions of Canada, pursuant to nationwide operating authority. Customer freight is transported by Company equipment and by independent contractors. Payments to Company drivers and independent contractors are primarily based upon miles driven.

*Principles of Consolidation*

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries, TA Logistics, Inc., FV Leasing Company, TCA of Ohio, Inc., and Transport International Express, Inc. ("TIE"). All significant intercompany accounts and transactions have been eliminated in consolidation.

*Revenue Recognition*

Operating revenues are recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length of haul category of the trucking industry; therefore, the Company's typical customer delivery is completed within two days after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages and any other direct expenses are accrued when the related revenue is recognized.

*Lease Receivables*

The Company has lease receivables for equipment leased to drivers and recorded as direct-finance capital leases. At December 31, 2004, approximately $0.5 million is included in other receivables and $0.1 million is included in Other Assets. Deferred interest income is recorded at the time of lease inception and amortized over the life of the lease.

*Revenue Equipment, Property, and Other Equipment*

Revenue equipment, property, and other equipment are recorded at cost. Costs for repairs and maintenance are charged to operations. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. At December 31, 2004, the Company had $25.6 million outstanding commitments for the purchase or lease of revenue equipment in 2005.

The estimated useful lives for new equipment when placed in service are as follows:

| | Years |
|---|---|
| Tractors | 4-6 |
| Trailers | 8-12 |
| Building improvements | 10-30 |
| Buildings | 30-40 |
| Other equipment, including computers and furniture | 3-8 |

*Tires*

Tires placed on new equipment after December 31, 1996, are capitalized as part of revenue equipment and amortized over its estimated life. Tires placed on new equipment prior to December 31, 1996, are included in other assets (net) and are capitalized and recorded as prepaid tires and amortized over their estimated life. Replacement tires are expensed when placed in service.

*Impairment of Long-Lived Assets*

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During March 2002, the Company initiated a plan to accelerate the disposal of approximately 260 tractors and 500 trailers. As a result of the change in utilization period and related estimated cash flows, the Company recorded a pre-tax $4.7 million impairment charge under Statement of Financial Accounting Standards ("SFAS") No. 144 related to this disposition of revenue equipment. The estimated fair value of the revenue equipment was based on a combination of market quotes and independent appraisals of the equipment. The tractors identified for accelerated disposition represent over-the-road units not covered by manufacturer guaranteed residual value programs. The trailers to be disposed were identified as being in excess of the Company's needs. Subsequently, an analysis of the initial impairment reserve demonstrated that the ultimate impairment charge on this disposal program was less than originally estimated and the reserve was reduced by $1.0 million in the fourth quarter of 2002 and a further $278,000 in the first quarter of 2003. This disposal program was completed during the second quarter 2003.

The following is an analysis of the Company's asset impairment reserve accounts:

| | Revenue equipment impairment |
|---|---|
| | (Dollars in thousands) |
| Balance as of December 31, 2001 | $ — |
| Initial Charge | 4,741 |
| Utilization | (2,782) |
| Change in estimate | (1,000) |
| Balance as of December 31, 2002 | 959 |
| Utilization | (681) |
| Change in estimate | (278) |
| Balance as of December 31, 2003 | $ — |

During the fourth quarter of 2002, the Company established a new disposal program of an additional 400 trailers that were disposed of in 2003. The pre-tax impairment charge on this new disposal program was approximately $1.0 million. Subsequently, an analysis of this impairment reserve demonstrated that the ultimate impairment charge on this disposal program was less than originally estimated and the reserve was reduced by $271,000 in the fourth quarter of 2003. This disposal program was completed during the fourth quarter 2003.

| | Revenue equipment impairment |
|---|---|
| | (Dollars in thousands) |
| Balance as of December 31, 2001 | $ — |
| Initial Charge | 1,000 |
| Utilization | — |
| Balance as of December 31, 2002 | 1,000 |
| Utilization | (729) |
| Change in estimate | (271) |
| Balance as of December 31, 2003 | $ — |

*Goodwill*

In 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. As a result of its adoption of SFAS No. 142 on January 1, 2002, the Company recorded a $16.7 million impairment charge for goodwill, net of tax benefit of $7.7 million, which has been reported as a cumulative effect of change in accounting principle. The fair value of the Company was determined based on quoted market prices for the Company's common stock.

A roll-forward of goodwill for the years ended December 31 is as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (Dollars in thousands) | | |
| Balance at beginning of year | $— | $— | $ 24,366 |
| Goodwill amortization | — | — | — |
| Impairment charge | — | — | (24,366) |
| Balance at end of year | $— | $— | $ — |

*Operating Supplies*

Operating supplies representing repair parts, fuel, and replacement tires for revenue equipment are recorded at cost.

*Accounting Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Estimated Liability for Insurance Claims*

The Company maintains automobile, general, cargo, and workers' compensation claim liability insurance coverage under both deductible and retrospective rating policies. The Company maintains a self-insurance program with a qualified department of risk management professionals.

For the policy year from January to December 2002, the Company assumed liability for claims up to $1.0 million, plus administrative expense, for each occurrence involving personal injury or property damage. The Company was also responsible for the first $600,000 aggregate for claims occurring in the layer between $1.0 million and $5.0 million. Liability for claims in excess of the self-insured retention, if it occurred, was covered under premium-based policies with reputable insurance companies to coverage levels that management considers adequate. For the policy period from January to October 2003, the Company assumed liability for the first $750,000 per occurrence, plus an additional 25% pro-rata share on the layer between $750,000 and $3.0 million, plus administrative expenses, for each occurrence involving personal injury or property damage. Liability for claims in excess of the self-insured retention, if it occurred, was covered under premium-based policies with reputable insurance companies to coverage levels that management considers adequate. The Company has renewed these same terms for the policy year beginning November 2003 and 2004.

The Company has assumed responsibility for workers' compensation and has obtained insurance for individual claims above $250,000 per occurrence. Under these insurance arrangements, the Company maintains $5.3 million in letters of credit as of December 31, 2004.

The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience. The Company has obtained insurance for individual claims above $175,000 per participant.

In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted when additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end.

*Stock-Based Employee Compensation*

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" (Statement No. 148). Statement No. 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123). As of December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (In thousands except per share amounts) | | |
| Net earnings (loss): | | | |
| As reported | $2,037 | $(1,079) | $(20,350) |
| Pro forma expense, net of taxes | 230 | 373 | 354 |
| Pro forma | $1,807 | $(1,452) | $(20,704) |
| Net basic earnings (loss) per share: | | | |
| As reported | $ 0.30 | $ (0.15) | $ (2.81) |
| Pro forma | $ 0.27 | $ (0.20) | $ (2.86) |
| Net diluted earnings (loss) per share: | | | |
| As reported | $ 0.30 | $ (0.15) | $ (2.81) |
| Pro forma | $ 0.26 | $ (0.20) | $ (2.86) |

The above pro forma amounts may not be representative of the effects on reported net (loss) earnings for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected volatility | 23.0% | 40.0% | 55.0% |
| Risk-free interest rate | 4.3% | 3.9% | 5.0% |
| Expected lives | 7 years | 8 years | 10 years |
| Weighted average fair value of options granted | $2.55 | $2.98 | $4.04 |

*Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts presented on the consolidated financial statements for the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*Net Earnings Per Share: Basic and Diluted*

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year.

Diluted net earnings per share is computed by dividing net earnings by the weighted average number of potential common shares outstanding, assuming exercise of dilutive stock options. The potential common shares are computed using the treasury stock method based upon the average market price of the Company's stock during each period. The Company had net earnings before cumulative effect of change in accounting principle for the year ended December 31, 2004 so the effects of potential common shares were included in the calculation to the extent their impact was dilutive. Because the Company suffered net losses for the year's ended December 31, 2003, and 2002, the effects of potential common shares were not included in the calculation as their effects would be anti-dilutive. Stock options outstanding at December 31, 2004, 2003 and 2002 and excluded from the calculation totaled 0, 510,603, and 520,159, respectively.

**Computation of Earnings (Loss) per Common Share**
**(In thousands, except per share amounts)**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net earnings (loss) | $ 2,037 | $ (1,079) | $ (20,350) |
| Average number of common shares outstanding | 6,722,157 | 7,171,368 | 7,242,893 |
| Dilutive effect of outstanding stock options | 119,038 | 32,322 | — |
| Average number of common and common equivalent shares outstanding | 6,841,195 | 7,203,690 | 7,242,893 |
| Basic earnings (loss) per share | $ 0.30 | $ (0.15) | $ (2.81) |
| Diluted earnings (loss) per share | $ 0.30 | $ (0.15) | $ (2.81) |

*Fair Value of Financial Instruments*

The carrying value of the Company's financial assets and liabilities, excluding debt, approximates fair value because of their short-term nature. The fair value of the Company's revenue equipment debt, if recalculated based on current interest rates at December 31, 2004, would approximate $48.2 million compared with a carrying value of $49.1 million. At December 31, 2003, it approximated $54.8 million, compared with a carrying value of $54.9 million.

*Statements of Cash Flows*

For purposes of the statements of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

*New Accounting Pronouncements*

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. The standard requires businesses to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. It has been determined that SFAS 143 applies to environmental disposal fees related to tractor and trailer tires. As a result of its adoption of SFAS No. 143 in the first quarter of 2003, the Company established a liability of $212,000 for the fair value of tire disposal fees. In addition, the Company recorded a prepaid asset related to tire disposal fees of $106,000 and a charge of $64,000, net of a tax benefit of $42,000, representing the cumulative effect of the change in accounting principle.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires an entity to consolidate a variable interest entity if it is the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is inadequate to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation were initially effective in the first fiscal year or interim period beginning after June 15, 2003. On October 8, 2003, the FASB deferred the implementation date from interim periods beginning after June 15, 2003 to interim periods ending after December 15, 2003 (or later, in certain circumstances). The Company elected early adoption and the prospective application provisions of Interpretation No. 46 during the quarter ended September 30, 2003. In 1999, the Company entered into a lease arrangement for its corporate office facility, which had been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE was not consolidated in the Company's financial statements and the Company had accounted for this arrangement as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." In conjunction with this arrangement, the Company had a residual value guarantee of up to $11.2 million, plus selling costs, if the Company did not exercise its purchase option and the property was sold for less than $13.0 million, the Asset Termination Value. The Company evaluated the treatment of this leasing arrangement under Interpretation No. 46 and concluded the pronouncement required the Company to record the asset and related liability in its financial statements; accordingly, the Company recorded an asset of $11.2 million, the related debt of $13.0 million, and a cumulative-effect charge adjustment of $1.1 million (net of tax benefit of $0.7 million) in the third quarter of 2003.

**(2) Other Assets**

Other assets at December 31, 2004 primarily include long-term lease receivables and equipment available for lease of $1.4 million and capitalized tires of $0.4 million. Other assets at December 31, 2003 primarily include long-term lease receivables and equipment available for lease of $0.7 million and capitalized tires of $0.7 million.

**(3) Credit Facility and Long-Term Debt**

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $30 million. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. At December 31, 2004, there were outstanding borrowings and letters of credit of $0 and $5.3 million, respectively. Net of actual outstanding borrowings and letters of credit at December 31, 2004, the Company had available additional borrowings of $19.8 million. The credit agreement expires May 4, 2007. At December 31, 2004, the interest rate on outstanding borrowings was 5.75%.

The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash flow coverage ratio. The Company was in compliance with these covenants at December 31, 2004.

The following is a summary of data relating to the credit facility:

| | Years ended December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (In thousands) | |
| Outstanding balance at year end | $ — | $ — |
| Average amount outstanding | — | 1,165 |
| Maximum amount outstanding | 100 | 5,600 |
| Weighted average interest rate during the year | 5.08% | 5.08% |
| Commitment fee on unused balances | 0.25% | 0.40% |

In 1998, as part of its acquisition of North Star, the Company issued 1.2 million shares of common stock with a non-detachable put option. In January 2000, 45,000 shares of this were converted to common stock. In December 2000, the Company repurchased the remaining 1,155,000 shares for $11.7 million of subordinated debt and $7.8 million in cash. In September 2001, and again in October 2002, the Company renegotiated and amended the terms of this subordinated debt. The debt was payable through fixed quarterly payments and variable quarterly payments based on actual earnings. In October 2001 proceeds of $1.4 million received from the sale of the Company's previous headquarters were used to reduce the outstanding debt as required by the agreement. In October 2002, another principal payment of $4.0 million was made to reduce the outstanding debt to $4.6 million, as allowed by the second amendment. Scheduled quarterly principal payments aggregating $1.0 million were made through September 2003 to reduce the outstanding debt to $3.6 million. During December 2003, the remaining balance of the subordinated debt was paid off.

Long-term debt consists of the following:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (In thousands) | |
| Notes payable to banks and other financial institutions with equipment with interest rates ranging from 4.0% to 7.76% | $36,301 | $37,772 |
| Less current maturities of long-term debt | 7,965 | 8,843 |
| Long-term debt, less current maturities | $28,336 | $28,929 |

The aggregate annual maturities of long-term debt at December 31, 2004, are as follows:

| Years ended December 31, | Amount |
|---|---|
| | (In thousands) |
| 2004 | $ 7,965 |
| 2005 | 7,687 |
| 2006 | 11,607 |
| 2007 | 4,297 |
| 2008 | 4,745 |
| Total | $36,301 |

The carrying value of assets pledged as collateral against the notes payable includes revenue equipment totaling $39.2 million at December 31, 2004. The carrying value of assets pledged as collateral against the secured credit facility includes revenue equipment totaling $5.8 million and accounts receivable totaling $24.8 million.

## (4) Accrued Expenses

Accrued expenses are as follows:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (In thousands) | |
| Salaries, wages and benefits | $ 3,453 | $ 3,246 |
| Insurance, claims and damage | 11,570 | 10,063 |
| Insurance, medical and dental | 1,790 | 1,710 |
| Workers compensation | 2,577 | 2,478 |
| Taxes | 1,231 | 1,353 |
| Other | 511 | 557 |
| Total | $21,132 | $19,407 |

## (5) Stockholders' Equity

*Stockholder Rights Plan and Preferred Stock Distribution*

The Company has adopted a stockholder rights plan, which provides for a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. The plan and dividend become operative in certain events involving the acquisition of 15% or more of the Company's voting stock by any person or group in a transaction not approved by the Board of Directors.

Each Right entitles the holder to purchase one two-hundredths of a share of Series A Junior Participating Preferred Stock for $60 upon the occurrence of certain specified events. Additionally, the Rights entitle the holder, upon the occurrence of certain specified events, to purchase common stock having a value of twice the exercise price of the Right; upon the occurrence of certain other specified events, to purchase from an entity acquiring at least 15% of the voting securities or voting power of the Company, common stock of the acquiring entity having twice the exercise price of the Right. The Rights may be redeemed by the Company at a price of $0.001 per Right. The Rights expire on February 25, 2007, and are not presently exercisable.

*Employee Stock Purchase Plan*

In 2001, the Company adopted an Employee Stock Purchase Plan (the "2001 Plan"). The 2001 Plan replaced the Company's prior employee stock purchase plan adopted in 1996 (the "1996 Plan"). The provisions of the 1996 Plan are substantially the same as the 2001 Plan. The purpose of the 2001 Plan is to encourage employees to purchase shares of common stock in the Company, thereby providing a greater alignment of interests between the Company and its employees. There are 100,000 shares of the Company's common stock reserved for issuance under the 2001 Plan, which terminates on December 31, 2011.

The 2001 Plan permits employees to purchase shares of common stock of the Company at a price equal to the lesser of 85% of the market value of the common stock at the commencement or termination dates of each phase. Each year, during the term of the 2001 Plan, there are two six-month phases commencing on January 1 and July 1, respectively. Employees who have been employed for one year and who are regularly scheduled to work more than 20 hours per week and who are less than 5% owners are eligible to participate in the 2001 Plan via payroll deductions. Purchases are limited to 10% of a participant's base pay during the respective phase.

During 2004, 2003, and 2002, employees purchased 5,788, 5,148, and 8,636 shares, respectively, at average prices of $6.41, $4.28, and $4.67, per share, respectively, under the Plans.

*TA Rewards Program*

The Company had an incentive program to reward employee drivers and independent contractor drivers who achieve certain performance and safety goals. Under this program, drivers were awarded points on a quarterly basis for achieving their safety and performance goals. Drivers could redeem these points for various rewards, including shares of the Company's common stock.

In 1998, the Board approved the TA Rewards Program - Stock Component ("TA Rewards"). TA Rewards provided for the issuance of up to 100,000 shares of the Company's common stock for driver redemptions of their TA Rewards points. During 2004, 2003, and 2002, 1,899, 1,451, and 6,654 common shares, respectively, were issued under this program. The TA Rewards program was terminated on December 31, 2002. Eligible participants had until December 31, 2003 to redeem points. The 1,899 shares issued in 2004 were for points redeemed as of December 31, 2003.

*Stock Option Plans*

The Company has adopted two stock option plans that allow for the grant of options to officers and other key employees to purchase common shares at an exercise price not less than 100% of fair market value on the date of grant. Officers and other key employees of the Company who are responsible for, or contribute to, the management, growth and/or profitability of the business of the Company, as well as selected consultants under contract to the Company and non-employee directors are eligible to be granted awards.

These option plans allow for the grant of up to 1,050,000 shares. Options generally vest in cumulative annual increments over periods from one to four years and expire five or ten years from date of issuance. At December 31, 2004, the exercise prices of outstanding options ranged from $4.53 to $7.85 with a weighted average contractual life of approximately 9.2 years.

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

| | Outstanding options | | | Exercisable options | |
|---|---|---|---|---|---|
| Exercise price range | Number | Weighted average remaining contractual life | Weighted average exercise price | Number | Weighted average exercise price |
| $2.50 - 5.00 | 11,500 | 5.4 years | $4.57 | 7,750 | $4.60 |
| 5.00 - 7.50 | 469,205 | 6.1 years | 5.77 | 351,537 | 5.82 |
| 7.50 - 10.00 | 136,025 | 9.4 years | 7.80 | 4,000 | 7.80 |
| | 616,730 | | | 363,287 | |

Option transactions are summarized as follows:

| | Shares | | | Weighted average exercise price | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Options outstanding at beginning of year | 510,603 | 520,159 | 492,018 | $ 6.19 | $6.54 | $6.65 |
| Granted | 161,855 | 82,322 | 96,794 | 7.73 | 5.88 | 5.97 |
| Canceled or Expired | (51,753) | (91,878) | (29,927) | 10.96 | 7.88 | 7.37 |
| Exercised | (3,975) | — | (38,726) | 5.70 | — | 5.81 |
| Options outstanding at end of year | 616,730 | 510,603 | 520,159 | $ 6.20 | $6.19 | $6.54 |
| Options exercisable at end of year | 363,287 | 279,111 | 218,779 | $ 5.82 | $6.70 | $7.84 |

*Stock Repurchase Plan*

In 1997, the Board of Directors approved repurchasing up to 350,000 shares of the Company's common stock. As of December 31, 2003, the Company had repurchased 229,400 shares, leaving 120,600 shares available for repurchase under this authority. In March 2004, the Board of Directors approved repurchasing an additional 500,000 shares of the Company's common stock. In May 2004, the Board of Directors again approved repurchasing another 500,000 shares of the Company's common stock. During 2004, the Company repurchased 626,000 shares of its own common stock, leaving 494,600 shares available for repurchase under this combined authority.

### (6) Employee Benefit Plans

The Company has a savings retirement plan (the "Plan") for eligible employees under Section 401(k) of the Internal Revenue Code. The Plan allows employees to defer amounts of their compensation on a pretax basis subject to IRS limitations. The Company may, at its discretion, match a portion of the employee deferrals. During 2004, 2003, and 2002, the Company contributed amounts equal to one-fourth of the employee deferrals, up to 1% of each participant's compensation. For participants who are employed as truck drivers with pay based on actual miles driven, the Company may also elect to contribute ½¢ and 1¢ per paid mile driven for drivers with over one and two years of service, respectively. On behalf of all employees, the Company contributed $628,000, $535,000, and $661,000 to the Plan in 2004, 2003, and 2002, respectively.

### (7) Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2004, 2003 and 2002 was allocated as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Earnings (loss) before cumulative effect of changes in accounting principle | $1,314 | $ 163 | $ (2,711) |
| Cumulative effect of changes in accounting principle | — | (725) | (7,673) |
| Total | $1,314 | $(562) | $(10,384) |

The provision (benefit) for income taxes attributable from earnings (loss) before income taxes and cumulative effect of changes in accounting principle consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| | | (In thousands) | |
| For the year ended December 31, 2004: | | | |
| Federal | $ 459 | $ 685 | $ 1,144 |
| State | 318 | (148) | 170 |
| Total | $ 777 | $ 537 | $ 1,314 |
| For the year ended December 31, 2003: | | | |
| Federal | $1,475 | $(1,323) | $ 152 |
| State | 453 | (442) | 11 |
| Total | $1,928 | $(1,765) | $ 163 |
| For the year ended December 31, 2002: | | | |
| Federal | $ (299) | $(1,920) | $(2,219) |
| State | 188 | (680) | (492) |
| Total | $ (111) | $(2,600) | $(2,711) |

The income tax expense (benefit) attributable to earnings (loss) before income taxes and cumulative effect of changes in accounting principle differs from the "expected" tax expense (benefit) as follows for the years ended December 31, 2004, 2003 and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (In thousands) | |
| Expected federal tax expense (benefit) at statutory rates | $1,140 | $ 80 | $(2,165) |
| Increases in taxes resulting from: | | | |
| State income taxes, net of federal effect | 112 | 7 | (325) |
| Expenses not deductible for tax purposes | 62 | 72 | 78 |
| Favorable resolution of tax contingency | — | — | (299) |
| Other | — | 4 | — |
| Actual tax expense (benefit) | $1,314 | $163 | $(2,711) |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are presented below:

| | 2004 | 2003 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Intangible assets | $ 5,018 | $ 5,606 |
| Insurance, claims, and damage reserves | 5,414 | 5,374 |
| Vacation accrual | 416 | 404 |
| Allowance for doubtful accounts | 357 | 296 |
| Federal & state alternative minimum tax credit carryforward | 23 | 53 |
| Other | 242 | 233 |
| Total deferred tax assets | 11,470 | 11,966 |
| Deferred tax liabilities: | | |
| Equipment, principally due to differences in depreciation and lease accounting | $31,658 | $31,617 |
| Total deferred tax liabilities | 31,658 | 31,617 |
| Net deferred tax liability | $20,188 | $19,651 |

These amounts are presented in the accompanying balance sheet as follows:

| | 2004 | 2003 |
|---|---|---|
| Current deferred tax asset | $ 6,316 | $ 6,452 |
| Noncurrent deferred tax liability | 26,504 | 26,103 |
| Net deferred tax liability | $20,188 | $19,651 |

At December 31, 2004, the Company had state alternative minimum tax credit carry-forwards of approximately $23,000, which are available to reduce future state income taxes, if any, over an indefinite period.

In assessing its realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company's scheduling of taxable temporary differences, which generate sufficient taxable income in future periods to offset deductible temporary differences as of December 31, 2004, management believes that it is more likely than not the Company will realize the benefits of these temporary differences and therefore no valuation allowance is needed.

During the years ended December 31, 2004, 2003, and 2002, respectively, $3,500, $0, and $8,000 was added to additional paid-in capital in accordance with APB No. 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

## (8) Major Customers

Sales to the Company's five largest customers represented 33%, 29%, and 32% of total revenues for 2004, 2003, and 2002, respectively. The Company's largest customer in 2004 represented approximately 9.7%, 7.6%, and 7.0% of operating revenues in years 2004, 2003, and 2002 respectively.

## (9) Commitments

*Capital Leases*

The Company has entered into several leases for revenue equipment which qualify as capital leases under SFAS 13. The lease agreements are for terms of 36 to 70 months.

Following is a summary of revenue equipment under capital leases:

| | Years ended December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (In thousands) | |
| Revenue equipment | $ 30,495 | $ 31,934 |
| Less accumulated depreciation | (14,269) | (12,199) |
| | $ 16,226 | $ 19,735 |

*Operating Leases*

In 1999, the Company entered into a lease arrangement for its corporate office facility, which had been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE was not consolidated in the Company's financial statements and the Company had accounted for this arrangement as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." In conjunction with this arrangement, the Company had a residual value guarantee of up to $11.2 million, plus selling costs, if the Company did not exercise its purchase option and the property was sold for less than $13.0 million, the Asset Termination Value. In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". The Company evaluated the treatment of this leasing arrangement under Interpretation No. 46 and concluded the pronouncement required the Company to record the asset and related liability in its financial statements; accordingly, the Company recorded an asset of $11.2 million, the related debt of $13.0 million, and a cumulative-effect change adjustment of $1.1 million (net of tax benefit of $0.7 million). The Company sold its rights in this property on December 23, 2003 and concurrent with the sale signed a thirteen-year lease for the two-thirds of the building the Company currently occupies. This transaction has been accounted for as a sale-leaseback and thus the related asset and long-term debt balances have been removed from the balance sheet. In connection with this transaction, the Company deferred a gain of $250,000 that will be recognized over the lease period. Annual lease payments on this property will be approximately $1.0 million.

Rental expense under facility operating leases was approximately $1,352,000 in 2004, $409,000 in 2003, and $614,000 in 2002.

In 2002, the Company entered into lease arrangements for revenue equipment that are classified as operating leases. The lease agreements are for terms of 48 months and contain TRAC (terminal rental adjustment clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date. The maximum potential amount the Company could be required to make under the guarantee is $1.1 million. Management does not believe that it is probable that the fair market value of the property at the end of the lease term will be less than the termination value; accordingly, the Company has not recorded an additional liability related to this guarantee. Rental expense for revenue equipment operating leases was approximately $1,037,000 in 2004, $929,000 in 2003, and $742,000 in 2002.

Future minimum payments by year and in the aggregate, under the aforementioned capital and operating leases and other non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2004, are as follows:

| Year ending December 31, | Capital Leases | Operating Leases |
|---|---|---|
| | (In thousands) | |
| 2005 | $10,552 | $ 2,954 |
| 2006 | 2,933 | 3,066 |
| 2007 | — | 1,236 |
| 2008 | — | 1,077 |
| 2009 | — | 1,093 |
| Thereafter | — | 8,124 |
| Total minimum lease payments | $13,485 | $17,550 |
| Less amount representing interest with imputed rates ranging from 6.5% to 7.8% | (669) | |
| Present value of net minimum lease payments | 12,816 | |
| Less current maturities | (9,990) | |
| Long term maturities | $ 2,826 | |

**(10) Quarterly Financial Data (Unaudited)**

Summarized quarterly financial data for 2004 and 2003:

| **2004:** | **Quarter** | | | |
|---|---|---|---|---|
| | **First** | **Second** | **Third** | **Fourth** |
| | **(In thousands, except per share amounts)** | | | |
| Operating revenues | $62,143 | $65,232 | $65,730 | $65,303 |
| Operating income | 962 | 2,119 | 800 | 2,585 |
| Net earnings | $ 71 | $ 795 | $ 36 | $ 1,135 |
| Earnings per share — basic: | | | | |
| Net earnings per share | $ 0.01 | $ 0.12 | $ 0.01 | $ 0.17 |
| Earnings per share — diluted: | | | | |
| Net earnings per share | $ 0.01 | $ 0.12 | $ 0.01 | $ 0.17 |

| **2003:** | **Quarter** | | | |
|---|---|---|---|---|
| | **First** | **Second** | **Third** | **Fourth[(1)]** |
| | **(In thousands, except per share amounts)** | | | |
| Operating revenues | $67,101 | $65,638 | $64,069 | $62,051 |
| Operating income (loss) | 319 | (349) | 2,933 | 1,457 |
| Earnings (loss) before cumulative effect of changes in accounting principle | $ (454) | $ (837) | $ 1,043 | $ 322 |
| Cumulative effect of changes in accounting principle, net of tax effects | 64 | — | 1,089 | — |
| Net earnings (loss) | $ (518) | $ (837) | $ (46) | $ 322 |
| Earnings (loss) per share — basic: | | | | |
| Before cumulative effect of changes in accounting principle | $ (0.06) | $ (0.12) | $ 0.15 | $ 0.05 |
| Net earnings (loss) per share | $ (0.07) | $ (0.12) | $ (0.01) | $ 0.05 |
| Earnings (loss) per share — diluted: | | | | |
| Before cumulative effect of changes in accounting principle | $ (0.06) | $ (0.12) | $ 0.15 | $ 0.04 |
| Net earnings (loss) per share | $ (0.07) | $ (0.12) | $ (0.01) | $ 0.04 |

(1) Fourth quarter 2003 includes a $1.8 million charge for increased claim costs and growth in open claims.

Basic and diluted net income (loss) per common share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic and diluted net income (loss) per common share may not agree to the total for the year.

**TRANSPORT CORPORATION OF AMERICA, INC.**

**Report of Independent Registered Public Accounting Firm on Schedule**

The Board of Directors and Stockholders
Transport Corporation of America, Inc.:

Under date of February 25, 2005, we reported on the consolidated balance sheets of Transport Corporation of America, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements, and our report thereon, are included in the annual report on Form 10-K for the year 2004. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule as listed in the accompanying index. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Minneapolis, Minnesota
February 25, 2005

TRANSPORT CORPORATION OF AMERICA, INC.

Schedule II

## Valuation and Qualifying Accounts
(In thousands)

| Description | Balance at beginning of year | Additions charged to cost and expense | Deductions | Balance at end of year |
|---|---|---|---|---|
| Allowance for doubtful accounts (deducted from accounts receivable) | | | | |
| Year ended December 31, 2004 | $ 766 | 669 | 635 | $ 800 |
| Year ended December 31, 2003 | $ 930 | 164 | 328 | $ 766 |
| Year ended December 31, 2002 | $ 470 | 620 | 160 | $ 930 |
| Reserve for insurance, claim and damage liability | | | | |
| Year ended December 31, 2004 | $10,063 | 9,145 | 7,638 | $11,570 |
| Year ended December 31, 2003 | $ 8,160 | 8,749 | 6,846 | $10,063 |
| Year ended December 31, 2002 | $ 5,288 | 10,711 | 7,839 | $ 8,160 |
| Reserve for workers' compensation liability | | | | |
| Year ended December 31, 2004 | $ 2,478 | 2,742 | 2,643 | $ 2,577 |
| Year ended December 31, 2003 | $ 1,840 | 2,569 | 1,931 | $ 2,478 |
| Year ended December 31, 2002 | $ 1,177 | 2,293 | 1,630 | $ 1,840 |

Exhibit 21

## SUBSIDIARIES OF THE REGISTRANT

The following are significant subsidiaries of Transport Corporation of America, Inc. as of December 31, 2004.

| Name | State or Other Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| Transport International Express, Inc. | Minnesota | 100% |
| TCA of Ohio, Inc. | Minnesota | 100% |
| TA Logistics, Inc. | Minnesota | 100% |
| FV Leasing Company | Minnesota | 100% |

**Exhibit 23**

## CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors
Transport Corporation of America, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-89956, 333-99235, 333-62992, 333-69419, 33-90896, and 33-96576) on Form S-8 of Transport Corporation of America, Inc. and subsidiaries of our reports dated February 25, 2005, relating to the consolidated balance sheets of Transport Corporation of America, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows, and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Transport Corporation of America, Inc.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets on January 1, 2002 and the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, on July 1, 2003.

/s/ KPMG LLP

Minneapolis, Minnesota
March 2, 2005

**Exhibit 31.1**

# CERTIFICATION

I, Michael J. Paxton, certify that:

1. I have reviewed this annual report on Form 10-K of Transport Corporation of America, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2005

/s/ MICHAEL J. PAXTON

Michael J. Paxton
Chairman, President and Chief Executive Officer

**Exhibit 31.2**

# CERTIFICATION

I, Keith R. Klein, certify that:

1. I have reviewed this annual report on Form 10-K of Transport Corporation of America, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2005

/s/ KEITH R. KLEIN

Keith R. Klein
Chief Financial Officer and Chief Information Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003**

Pursuant to 18 U.S.C. §1350 (as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2003), I, the undersigned Chief Executive Officer of Transport Corporation of America, Inc. (the "Company"), hereby certify that the Annual Report on Form 10-K of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 3, 2005

/s/ MICHAEL J. PAXTON

Michael J. Paxton
Chairman, President and Chief Executive Officer

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003**

Pursuant to 18 U.S.C. §1350 (as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2003), I, the undersigned Chief Financial Officer of Transport Corporation of America, Inc. (the "Company"), hereby certify that the Annual Report on Form 10-K of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 3, 2005

/s/ KEITH R. KLEIN

Keith R. Klein
Chief Financial Officer and Chief Information Officer


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TRANSPORT
AMERICA

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

Michael J. Paxton – Chairman of the Board
Chairman, President and Chief Executive Officer, Transport Corporation of America, Inc.

Anton J. Christianson – Director
Chairman, Cherry Tree Companies
Minneapolis, Minnesota

Thomas R. McBurney – Director
President, McBurney Management Advisors
Minneapolis, Minnesota

William P. Murnane – Director
Chief Executive Officer, Innovex, Inc.
Minneapolis, Minnesota

Charles M. Osborne – Director
Vice President – Chief Financial Officer, Fair Isaac Corporation
Minneapolis, Minnesota

Kenneth J. Roering – Director
Professor of Marketing, Carlson School of Management, University of Minnesota,
Minneapolis, Minnesota

William D. Slattery – Director
President, Shamrock Business Group, Inc.
Minneapolis, Minnesota

## CORPORATE OFFICERS

Michael J. Paxton
Chairman, President and Chief Executive Officer

Keith R. Klein
Chief Financial Officer, Chief Information Officer and Assistant Secretary

Craig A. Coyan
Vice President of Sales and Marketing

Ronald C. Kipp
Vice President of Operations

Peggy C. Farra
Vice President of Driver Recruitment and Safety

## CORPORATE HEADQUARTERS

Transport Corporation of America, Inc.
1715 Yankee Doodle Road
Eagan, Minnesota 55121
(651) 686-2500

## INDEPENDENT AUDITORS

KPMG LLP
Minneapolis, Minnesota

## CORPORATE COUNSEL

Robins, Kaplan, Miller & Ciresi LLP
Minneapolis, Minnesota

## TRANSFER AGENT

LaSalle Bank, N.A.
135 South LaSalle Street
Suite 1811
Chicago, Illinois 60603
(800) 246-5961, Option 2

## INVESTOR INFORMATION

For a change of name, address or to replace lost stock certificates, contact Transport America's transfer agent. Securities analysts, and investors may contact Mr. Keith R. Klein, Chief Financial Officer, for additional information about the Company.

## WE CARE

Recruiting and retaining qualified drivers is an ongoing challenge for the transportation industry. To help meet that challenge, Transport America recently launched a "We Care" campaign aimed at positioning Transport America as a preferred employer.



He was there...

My dad was there when I got off the plane from Iraq because his Transport America Fleet Manager cared enough to keep him in Southern California while I was delayed. When I finally landed, it was an incredible surprise to see him there.

Kevin Keeley, son of Scott Keeley, Company Driver

TRANSPORT AMERICA

1715 Yankee Doodle Road
Eagan, MN 55121
www.transportamerica.com